MANAGEMENT PROXY CIRCULAR

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MANAGEMENT PROXY CIRCULAR

This Circular solicits proxies for use at the Annual General Meeting, and any adjournment (the “Meeting”), of the holders (the “Shareholders” or “you”) of Common Shares of Agrium Inc. (the “Corporation” or “we”) to be held on Wednesday, May 7, 2008 at the principal office of the Corporation, Agrium Place, Main Floor Rotunda, 13131 Lake Fraser Drive S.E., Calgary, Alberta at 11:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

SECTION ONE: VOTING MATTERS

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We had 157,846,363 Common Shares outstanding as of March 17, 2008. Only Shareholders of record as of the close of business on that date are entitled to vote at the Meeting.

At the Meeting, upon a show of hands, each of you present in person or by proxy shall have one vote, subject to certain restrictions on a proxyholder to vote by show of hands if he or she has conflicting instructions. On a poll or ballot, each of you present in person or by proxy has one vote for each Common Share of which you are the registered holder. Each of you present in person or by proxy may demand a ballot either before or after any vote by show of hands.

As of March 17, 2008, to our knowledge, the only Shareholder that beneficially owns, directly or indirectly, or controls or directs, Common Shares carrying more than 10% of the votes attached to the Common Shares that may be voted at the Meeting is:

		Number of	Percentage of
		Common Shares	Outstanding
Name and Residence	Type of Ownership	Owned/Controlled	Common Shares

Wellington Management Company, LLP(1)	Direct and Indirect	18,948,046	12.18%
Boston, Massachusetts, USA

Note:

(1)	Wellington Management Company, LLP exercises direction or control over the above-noted Common Shares in its capacity as a portfolio manager on behalf of fully managed accounts.

Quorum

A quorum is present at the Meeting if holders of 10% of the Common Shares are present in person or by proxy. If a quorum is present at the opening of the Meeting, Shareholders present may proceed with the business of the Meeting even if a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

PROXIES

Persons Making the Solicitation

This solicitation is made on behalf of the Management of the Corporation. The costs incurred in the preparation and mailing of the form of proxy, Notice of Meeting and this Circular will be borne by us. In addition to the use of mail, proxies may be solicited personally, by telephone, or by other means of communication by our directors, officers and employees, who will not be remunerated therefor.

Solicitation of Proxies

CIBC Mellon Trust Company at the address shown on the accompanying envelope must receive proxies not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for holding the Meeting.

A form of proxy must be in writing and be executed by you or your attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an authorized officer or attorney thereof.

The persons named in the enclosed form of proxy are directors or executive officers of the Corporation. You have the right to appoint another person (who need not be a Shareholder) to represent you at the Meeting. To do so insert the name of that person in the space in the form of proxy and strike out the other names, or submit another appropriate form of proxy.

Non-registered Shareholders that hold their shares in the name of a nominee such as a bank, trust company, securities broker or other financial institution must seek instructions as to how to vote their shares from their nominee. As required by Canadian securities laws, non-registered Shareholders will have received a form of proxy or request for voting instructions from their nominee. It is important for non-registered Shareholders to follow the voting instructions provided to them by their nominee.

Since our registrar and transfer agent, CIBC Mellon Trust Company, does not have a record of the names of our non-registered Shareholders, CIBC Mellon Trust Company will have no knowledge of a non-registered Shareholder’s right to vote, unless the nominee has appointed the non-registered Shareholder as proxyholder. Non-registered Shareholders who wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and return the same by following the instructions provided by their nominee.

Revocability of Proxy

You may revoke a submitted proxy at any time prior to its use. If you attend the Meeting in person, you may revoke the proxy and vote in person. In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy by instrument in writing executed by you or your authorized attorney or, if the Shareholder is a corporation, under its corporate seal or by an authorized officer or attorney and deposited either at our head office at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8 (Attention: Corporate Secretary) at any time up to and including the last business day before the Meeting, or with the Chair prior to the commencement of the Meeting.

Exercise of Discretion by Proxy

The persons named in the enclosed form of proxy will vote the Common Shares on any poll at the Meeting and, if you specify a choice on any matter, the person will vote in accordance with your instructions.

If you do not provide instructions in your form of proxy, the persons named in the enclosed form of proxy will vote your shares in favour of the matter to be acted on at the Meeting. The persons named in our form of proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting and the persons named in our form of proxy will vote on such matters in accordance with their best judgment. As at the time this Circular was printed, we did not know of any such amendment, variation or other matter.

SECTION TWO: MATTERS TO BE ACTED UPON AT THE MEETING

FINANCIAL STATEMENTS

Our audited consolidated financial statements for the year ended December 31, 2007 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of our 2007 Annual Report. Copies of the 2007 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the Meeting. The full text of the 2007 Annual Report is available on our web site at www.agrium.com.

ELECTION OF DIRECTORS

Our nominees for election as directors are set out below. If elected, each will serve until the earlier of our next annual meeting or until his or her successor is elected or appointed. Unless instructed otherwise, persons named in our form of proxy will vote FOR the election of these nominees as directors.

We have provided a form of proxy that permits you to vote in favour of all of our nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.

The Board of Directors adopted a Directors Majority Voting Policy in February 2007, pursuant to which, in an uncontested election of directors, if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders in his or her favour, that director will tender his or her resignation to the Board Chair, to be effective upon acceptance by the Board. The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board of Directors will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable. A director who tenders a resignation pursuant to this Policy will not participate in any meeting of the Board of Directors or the Corporate Governance & Nominating Committee at which the resignation is considered. This Policy has been codified by way of amendment to our Corporate Governance Guidelines which can be found on our web site under “Corporate Governance” at www.agrium.com. This policy does not apply in circumstances involving contested director elections.

The Corporation will file the complete voting results regarding all items of business conducted at the Annual General Meeting on SEDAR, including the number of votes cast FOR and WITHHELD from each individual director.

We believe that each nominee will be able to serve as a director. If any nominee is unavailable to serve, the person named in our form of proxy will be able to vote at his discretion for any person as a director.

Name	Principal Occupation and Full Biography
Dr. Ralph S. Cunningham, 67
Ph.D. (Engineering)
Houston, Texas, U.S.A.
(Director since December 12, 1996)

Other Public Directorships
•   DEP Holdings, LLC, the general partner of Duncan Energy Partners L.P., a publicly traded midstream energy services partnership (NYSE)*

•   EnCana Corporation, an energy company (TSX, NYSE)

•   Enterprise Products GP, LLC, the general partner of Enterprise Products Partners L.P., a publicly traded midstream energy partnership (NYSE)*

•   EPE Holdings, LLC, the general partner of Enterprise GP Holdings L.P., a publicly traded midstream energy holding partnership (NYSE)*

•   TETRA Technologies, Inc., an oil and gas services company (NYSE)

*Duncan Energy Partners L.P., Enterprise GP Holdings L.P., and Enterprise Products Partners L.P. are affiliated with each other.
Dr. Cunningham is President and Chief Executive Officer and a director of EPE Holdings, LLC, the general partner of Enterprise GP Holdings L.P. (a publicly traded midstream energy holding partnership), a director of DEP Holdings, LLC, the general partner of Duncan Energy Partners L.P. (a publicly traded midstream energy services partnership), and a director of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners L.P. (a publicly traded midstream energy partnership). He is Board Chair of TETRA Technologies, Inc. (a publicly traded oil and gas services company) and an Advisory Director of Pilko & Associates, a Houston, Texas based management and consulting firm specializing in advising multi-national companies on environmental, health & safety governance and management systems. Dr. Cunningham was Interim President and Chief Executive Officer after serving as a Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC. Dr. Cunningham is a former Board Chair and director of Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO Partners L.P. (an energy transportation partnership), former Chief Executive Officer of CITGO Petroleum Corporation (an energy company), former Vice Chairman of Huntsman Corporation (a chemical company), former President of Texaco Chemical Company (an energy company), former Chairman and Chief Executive Officer of Clark Oil Refining Corporation (an energy company), former President of Tenneco Oil Processing and Marketing (an energy company), and has held a number of supervisory and management positions at Exxon Company (an energy company).

Independent Director.
Member of the Audit Committee.
Member of the Human Resources & Compensation Committee.

Dr. D. Grant Devine, 63 F.A.I.C., P. Ag., B. Sc., M.B.A., M.Sc., Ph.D. Caronport, Saskatchewan, Canada (Director since March 1, 1993) Other Public Directorships None	Dr. Devine is a Corporate Director and a farmer and rancher. Dr. Devine is President of Grant Devine Farms and Consulting Services Ltd. (a management company), Board Chair of Live Global Bid Inc. (an on-line real-time communications company) and a director of Neo Exploration Inc. (an energy company). Dr. Devine is a former Premier of Saskatchewan from 1982 to 1991, a former Minister of Agriculture and Energy in Saskatchewan, a former Professor at the University of Saskatchewan, a former President of the Executive Council of Saskatchewan and a former Board Chair of the Crown Investment Corporation.

Independent Director.
Member of the Corporate Governance & Nominating Committee.
Member of the Environment, Health & Safety Committee.

Name	Principal Occupation and Full Biography
Ms. Germaine Gibara, 63
C.F.A., M.A., P.M.D.
Montreal, Quebec, Canada
(Director since September 29, 2004)

Other Public Directorships
•   Sun Life Financial Inc., an insurance company (TSX, NYSE, PSE)

•   Cogeco Inc., a diversified communications company (TSX)*

•   Cogeco Cable Inc., a cable television company (TSX)*

•   TECHNIP, an oil, gas and petrochemical engineering, construction and services company (NYSE, Euronext Paris)

*Cogeco Inc. and Cogeco Cable Inc. are affiliated with each other
Ms. Gibara is the President of Avvio Management Inc. (a change and technology management consulting firm) and a director of the CPP Investment Board. She is a former director of Corel Corporation (a software company), Ault Foods Ltd. (a food company), Pechiney Group (an aluminium company), Videotron Inc. (a cable television company) and Clarica Life Insurance Company (a life insurance company). She formerly was the Vice President, Private Investments, Technology Companies, of Caisse de depot et placement du Quebec and formerly the President of Alcan Automotive Structures, a division of Alcan Aluminium Ltd. (an aluminium company). Ms. Gibara has attended the Program for Management Development at the Harvard Business School and holds a Masters Degree in Political Science and Economics from Dalhousie University, and received her C.F.A. designation in 1984.

Independent Director.
Member of the Corporate Governance & Nominating Committee.
Member of the Human Resources & Compensation Committee.

Mr. Russell K. Girling, 45
B. Comm., M.B.A. (Finance)
Calgary, Alberta, Canada
(Director since May 9, 2006)

Other Public Directorships
•   TC Pipelines GP, Inc., the general partner of TC Pipelines, L.P., a pipeline limited partnership (NASDAQ)
Mr. Girling is President, Pipelines, of TransCanada Corporation (a diversified energy and pipeline company), and Board Chairman and Chief Executive Officer of TC Pipelines GP, Inc., the general partner of TC Pipelines, L.P. (a pipeline limited partnership). Mr. Girling is currently a director of NOVA Gas Transmission Ltd. (an Alberta gas pipeline company), which is affiliated with TransCanada Corporation. Mr. Girling is also a former Board Chair of TransCanada Power, L.P. (now EPCOR Power L.P.), and a former director of Bruce Power Inc. (a nuclear power company). Mr. Girling was previously President of TransCanada Gas Services, a division of TransCanada Corporation, Executive Vice President, Power of TransCanada Energy and Executive Vice President, Corporate Development & Chief Financial Officer of TransCanada Corporation. Mr. Girling is also a former director of the Alberta Children’s Hospital Fund.

Independent Director.
Member of the Audit Committee.
Member of the Corporate Governance & Nominating Committee.

Name	Principal Occupation and Full Biography
Dr. Susan A. Henry, 61
B.Sc. (Zoology), Ph.D. (Genetics)
Ithaca, New York, U.S.A.
(Director since September 27, 2001)

Other Public Directorships
•   Seneca Foods Corporation, a food processing company (NASDAQ)
Dr. Henry is the Dean of the College of Agriculture and Life Sciences and Professor of Molecular Biology and Genetics at Cornell University in Ithaca, New York, a Fellow of the American Association for the Advancement of Science since 1994 and a Fellow of the American Academy of Microbiology since 1993. Dr. Henry is a member of the New York Governor’s Food Policy Council, a member of Scientific Advisory Board of Cellomics, Inc. (a provider of integrated platforms for drug discovery) and a member of the Advisory Board of BioEconomy Partners (a biotechnology partnership). Dr. Henry is also a member of the National Research Council Committee on Science and Technology to Support Health Care, Sustainability and Other Aspects of Development Assistance, serves as a member of the Committee on Election to Fellowship, American Academy of Microbiology, is a board member of the Governors Nominating Committee American Academy of Microbiology, and is the past Chair of the National Institutes of Health Advisory Committee on Research on Minority Health. Dr. Henry received her Ph.D. in genetics from the University of California at Berkeley.

Independent Director.
Chair of the Environment, Health & Safety Committee.
Member of the Human Resources & Compensation Committee.

Mr. Russell J. Horner, 58 B.Sc. (Chem) Vancouver, British Columbia, Canada (Director since September 29, 2004) Other Public Directorships None	Mr. Horner is a Corporate Director. He is the former President and Chief Executive Officer of Catalyst Paper Corporation (a forest products and paper company), a former Chief Operating Officer, Australasia, Fletcher Challenge Paper Division, Fletcher Challenge Limited (a forest products and paper company), and a former Managing Director of Australian Newsprint Mills Ltd. (a newsprint company). He is a former Board member of the Pulp and Paper Research Institute of Canada, a former member of the Board of Directors of the World Wildlife Fund Canada, and a former member of the Advisory Board of Factory Mutual Insurance Company (an insurance company). He is past Chair of the Forest Products Association of Canada, past Chair of the Pulp and Paper Manufacturers Federation of Australia, a past Chair of the Commonwealth’s Wood and Paper Industry Forum (Australia), and a past Chair of the Co-operative Research Corporation for Hardwoods (Australia). Mr. Horner has attended the Advanced Management Programs at Harvard Business School and at Auckland University.

Independent Director.
Chair of the Human Resources & Compensation Committee.
Member of the Audit Committee.
Member of the Environment, Health & Safety Committee.

Name	Principal Occupation and Full Biography
Ms. Anne McLellan, P.C., 57
B.A., LL.B, LL.M
Edmonton, Alberta, Canada
(Director since September 28, 2006)

Other Public Directorships
•   Nexen Inc., an energy company (TSX, NYSE)

• Cameco Corporation, a uranium company (TSX, NYSE)	Ms. McLellan has approximately 30 years of political, policy making, and legal experience. Ms. McLellan served as a Member of Parliament from 1993 to 2006, serving as Deputy Prime Minister from December 2003 — January 2006. Throughout her career she has held numerous ministerial posts, including: Minister of Natural Resources, Minister of Justice and Attorney General, Minister of Health and the first Minister of Public Safety and Emergency Preparedness. Ms. McLellan taught law at the Universities of New Brunswick and Alberta. Ms. McLellan is the Distinguished Scholar in Residence at the Institute for United States Policy Studies at the University of Alberta. Ms. McLellan is a member of the TD Securities Energy Advisory Board, and is Counsel at the law firm of Bennett Jones LLP. Ms. McLellan holds a Bachelor of Arts and Bachelor of Laws degrees from Dalhousie University and a Masters of Law degree from King’s College, University of London.

Independent Director.
Member of the Corporate Governance & Nominating Committee.
Member of the Environment, Health & Safety Committee.

Mr. Derek G. Pannell, 61
B.Sc. Eng., P. Eng., FCAE
Bathurst, New Brunswick, Canada
(Director since February 27, 2008)

Other Public Directorships
•   Teck Cominco Limited, a diversified mining and metals company (TSX, NYSE)

•   Major Drilling Group International Inc., a metals and minerals drilling service company (TSX)

• Brookfield Infrastructure Partners Limited, the general partner of Brookfield Infrastructure Partners L.P., an infrastructure asset operating company (NYSE)	Mr. Pannell is a Managing Partner of Brookfield Asset Management Inc. (an asset management company). He was President and Chief Executive Officer of Noranda Inc. and Falconbridge Limited from 2001 to August 2006 and Vice President, Operations of Compañia Minera Antamina from 1998 to 2001. Mr. Pannell is a graduate of Imperial College in London, England and the Royal School of Mines, London, England (ARSM) and an engineer registered in Quebec and Peru.

Independent Director.
Mr. Pannell was appointed to the Board of Directors on February 27, 2008 and will be appointed to certain Committees of the Board in May 2008.

Name	Principal Occupation and Full Biography
Mr. Frank W. Proto, 65 B.A. (Economics) Regina, Saskatchewan, Canada (Director since March 1, 1993) Other Public Directorships None	Mr. Proto is Board Chair (serving on a part-time basis) of the Corporation, and Board Chair of Nelson Group Inc. (an investment company). Mr. Proto is a former Chair of the Petroleum Technology Research Centre at the University of Regina, a former Chief Executive Officer of Wascana Energy Inc. (an energy company), a former Chair of SaskEnergy Inc. (a natural gas distribution and transmission company), and a former member of the Canada Newfoundland Offshore Petroleum Board (a regulatory agency). He is a former director of each of Chieftain Development Ltd. (an energy company), Century Sales and Service Limited (an industrial company), and Saskatchewan Telecommunications Holding Corporation (Sasktel) (a telecommunications company).

Independent Director.
Board Chair.
Member of the Audit Committee.
Member of the Environment, Health & Safety Committee.

Mr. Michael M. Wilson, 56 B.Sc. (Chem), P.Eng. Bragg Creek, Alberta, Canada (Director since October 1, 2003) Other Public Directorships None
Mr. Wilson joined the Corporation in 2000 and was appointed Chief Executive Officer on October 1, 2003. Mr. Wilson is a director and former Board Chair of Canpotex Limited (a potash export company), as well as the Vice Chair of the International Plant Nutrition Institute, a director of The Fertilizer Institute, a director of the International Fertilizer Association, and a director of the Calgary Prostate Cancer Institute. Prior to joining the Corporation, between 1994 and 2000, Mr. Wilson was a senior executive at Methanex Corporation (a chemical company) where he was Executive Vice President, and President, Methanol, from 1999 to 2000. From 1976 to 1994 Mr. Wilson was an executive with Dow Chemical Company Ltd. (a chemical company). Mr. Wilson is a Chemical Engineer.

Non-Independent Director.
Chief Executive Officer of the Corporation.

Mr. Wilson is not a member of any of the Committees of the Board of Directors, but regularly attends the open sessions of the Committee Meetings.

Name	Principal Occupation and Full Biography
Mr. Victor J. Zaleschuk, 64
B.Comm., CA
Calgary, Alberta, Canada
(Director since October 3, 2002)

Other Public Directorships
•   Nexen Inc., an energy company (TSX, NYSE)

• Board Chair of Cameco Corporation, a uranium company (TSX, NYSE)	Mr. Zaleschuk is a Corporate Director. Mr. Zaleschuk is also a former President and Chief Executive Officer of Nexen Inc. Prior to becoming President of Nexen Inc., Mr. Zaleschuk was a Senior Vice President and Chief Financial Officer of Nexen Inc. Before joining Nexen Inc., Mr. Zaleschuk was a senior financial executive in the energy sector.

Independent Director.
Chair of the Audit Committee.
Member of the Human Resources & Compensation Committee.

All directors have held the principal occupation identified above for not less than five years except as follows: Dr. Cunningham was Interim President and Chief Executive Officer of Enterprise Products GP, LLC from June 30, 2007 to July 31, 2007, after serving as Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC since February 2006, and from March 22, 2005 to November 23, 2005 was Board Chair of Texas Eastern Products Pipeline Company, LLC, and prior to March 2005 he was a Corporate Director; Mr. Girling prior to June 2006 was Executive Vice President, Corporate Development & Chief Financial Officer of TransCanada Pipelines Limited, and prior to March 2003, Executive Vice President and Chief Financial Officer of TransCanada Pipelines Limited; Mr. Horner, prior to February 2007, was President and Chief Executive Officer of Catalyst Paper Corporation; Ms. McLellan prior to January 23, 2006 was a Member of Parliament for Edmonton Centre, and served as Deputy Prime Minister of Canada, Minister of Public Safety and Emergency Preparedness and Minister of Health; Mr. Pannell prior to August 2006 was President and Chief Executive Officer of Noranda Inc. and Falconbridge Limited; Mr. Wilson, prior to October 2003, was President and Chief Operating Officer of the Corporation.

Each director holds office until the earlier of his or her resignation or our next meeting at which directors are elected unless a director ceases to hold office pursuant to the Canada Business Corporations Act (the “Act”).

The attendance of directors at Board and Committee meetings, the compensation paid to directors, the Board composition (including the independence of the directors), and director succession planning are disclosed under “Corporate Governance” in this Circular.

Mr. Neil Carragher, a director of the Corporation since 1996, will be retiring from the Board on May 7, 2008 and is not standing for re-election in connection with the Meeting.

APPOINTMENT OF AUDITORS

Unless instructed otherwise, the persons named in our form of proxy will vote FOR the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as our auditors, to hold office until our next annual meeting. KPMG LLP have been our auditors since 1993.

Fees Paid to KPMG LLP & External Audit Service Fees (By Category)

Our Audit Committee pre-approves all audit services and all permitted non-audit services provided by KPMG LLP and its affiliates and quarterly reviews whether these services affect KPMG LLP’s independence. The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2006 and 2007. During these years, KPMG LLP were our only external auditors.

	Year Ended December 31,
Category	2006	2007

Audit Fees(1)	$1,940,500	$2,768,800
Audit-Related Fees(2)	105,000	161,800
Tax Fees(3)	181,100	248,700
All Other Fees(4)	4,000	—

Total(5)	$2,230,600	$3,179,300

Notes:

(1)	For professional services rendered by KPMG LLP for the audit and review of the Corporation’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees” above, including audits of the combined financial statements for North America Retail Operations and for VU Partnership for fiscal year 2006; subsidiary audit procedures in Egypt, Hungary, Chile and Spain for fiscal year 2007; and compliance reports relating to contractual debt arrangements.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning and compliance services.

(4)	For services provided by KPMG LLP, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting, compliance, and translation services.

(5)	The above amounts exclude billings from KPMG USA to Royster-Clark which had been pre-approved by the Royster-Clark audit committee in the amounts of: Audit Fees ($nil), Audit-Related Fees ($nil), Tax Fees ($374,700) and All Other Fees ($nil) related to 2006.

SUMMARY OF AGRIUM INC.’S STOCK OPTION AND TANDEM SAR PLAN

On February 27, 2008, the Board of Directors made various amendments to, and restated, the Corporation’s Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”). The following is a summary of the Stock Option Plan in the form adopted by the Board of Directors on February 27, 2008. A complete copy of the Stock Option Plan is available upon request. Shareholders wishing to receive a copy of the Stock Option Plan should make their request by telephone at (403) 225-7000, by facsimile at (403) 225-7609, by email at investor@agrium.com or by mail to Agrium Inc., at 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8, Attention: Corporate Secretary.

The Stock Option Plan is the Corporation’s only compensation plan providing for the issuance of securities of the Corporation as compensation. The purpose of the Stock Option Plan is to provide officers and employees of the Corporation and its affiliates with an incentive to enhance shareholder value by providing them with the opportunity, through share options or share appreciation rights (“SARs”), to participate in an increase in the equity value of the Corporation’s Common Shares.

Options are granted at the discretion of the Board of Directors. Any officer or employee of the Agrium group of companies is eligible to participate. Prior to March 25, 2002, the Stock Option Plan provided that options could also be granted to directors who are not employees of the Corporation. On March 25, 2002 the Stock Option Plan was amended to provide that options could no longer be granted to non-employee (i.e. outside) directors.

As at the date of this Circular, based on outstanding Common Shares of 157,846,363, the maximum number of Common Shares available for future option grants under the Stock Option Plan is 1,353,991 Common Shares (representing 0.86% of the outstanding Common Shares) and the maximum number of Common Shares subject to outstanding options is 3,177,066 Common Shares (representing 2.01% of the outstanding Common Shares).

The maximum number of Common Shares issuable to any optionee under the Stock Option Plan at any time is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the option. The maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of grant. The maximum number of Common Shares that may be issued to insiders under the Stock Option Plan within a one-year period is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of grant.

The Board is entitled to determine at the time of grant of the option the exercise price for the option provided that if no specific determination is made, the exercise price shall be: (i) up to and including December 13, 2007, the closing price of the Common Shares on the Toronto Stock Exchange (TSX) in Canadian dollars, converted to U.S. dollars; and (ii) following December 13, 2007, the closing price of the Common Shares on the New York Stock Exchange in U.S. dollars, and in either case, on the last business day preceding the date of the grant of the option (the “Market Price”), provided that in no circumstances may the exercise price be lower than the Market Price and such other price determined by a mechanism approved by the Board which is satisfactory to the TSX.

The Board can provide that an option granted under the Stock Option Plan have connected with it a stock appreciation right (“SAR”) equal to the number of Common Shares covered by the option, which SAR entitled the optionee to surrender to the Corporation the unexercised related option and to receive from the Corporation cash equal to the excess of the SAR surrender price over the exercise price of the related option, where the SAR surrender price shall be: (i) up to and including December 13, 2007 the amount in U.S. dollars of the highest price of the Common Shares on the TSX at the time of surrender or at the time of the exercise of the SAR; and (ii) following December 13, 2007 the amount in U.S. dollars of the highest price of the Common Shares on the New York Stock Exchange at the time of surrender or at the time of the exercise of the SAR.

Under the Stock Option Plan, the Corporation does not currently have the right to transform a stock option into a SAR involving an issuance of securities from treasury.

The Board is entitled to determine at the time of grant of the option the vesting for the option, provided that if no such specific determination is made, the option shall vest as to 25% of the number of Common Shares granted on each of the first through fourth anniversaries of the date of the grant.

The Board is entitled to determine at the time of grant of the option the term of the option, provided that if no specific determination is made, the option shall be exercisable for a period of 10 years from the date the option is granted.

Entitlements of holders under outstanding options terminate upon the events and in the manner set out below:

Reasons for Termination	Exercisable Until

Death	Earlier of scheduled expiry and one year from death

Termination without cause	Earlier of scheduled expiry and one year from end of severance period

Change in Ownership or Control	Earlier of scheduled expiry and expiry fixed by Board Resolution

Retirement at age 65	Earlier of scheduled expiry and four years from ceasing employment

Early retirement at request of the Corporation	Earlier of scheduled expiry and four years from the date of earlier retirement notice given to the employee

Early retirement at the election of the optionee attaining both age 55 and 20 years or more of service	Earlier of scheduled expiry and four years from ceasing employment

Resignation	Earlier of scheduled expiry and 60 days from resignation

Termination with cause or any other termination, other than upon a change in ownership or control	Earlier of scheduled expiry and 60 days from event.

Except as described below, an option is personal to the optionee and is non-transferable and non-assignable, other than by will or the laws relating to intestacy. Notwithstanding the foregoing, an optionee may transfer an option to any of the following permitted assigns: (i) the optionee’s spouse, (ii) a trustee, custodian or administrator acting on behalf of or for the benefit of the optionee or the optionee’s spouse, (iii) a personal holding corporation, partnership (including a family limited partnership), family trust or other entity controlled by the optionee or the optionee’s spouse, or the shareholders, partners, or beneficiaries of which are any combination of the optionee, the optionee’s spouse, the optionee’s children or the optionee’s grandchildren, (iv) an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative controlled by the optionee or the optionee’s spouse, or (v) a registered retirement income fund or a registered retirement savings plan (as each such term is defined in the Income Tax Act (Canada)) of the optionee or the optionee’s spouse.

Shareholder approval is required to amend the Stock Option Plan to (a) increase the number of Common Shares reserved for issuance under the Stock Option Plan (including a change from a fixed maximum number of Common Shares to a fixed maximum percentage of Common Shares), (b) change the manner of determining the exercise price so that the exercise price is less than the market price of the Common Shares at the date of grant, (c) include directors who are not also officers or employees of the Corporation or any affiliate of the Corporation as eligible participants for purposes of the Stock Option Plan, or (d) amend the assignment and transfer provisions of the Stock Option Plan. In addition, Shareholder approval is required to amend options granted under the Stock Option Plan to (a) reduce the exercise price, or cancel and reissue options or SARs so as to in effect reduce the exercise price, (b) extend the termination date beyond the original expiration date, except in certain limited circumstances where the Corporation has imposed a trading black-out, as described below, or (c) permit options granted under the Stock Option Plan to be transferred or assigned other than in accordance with the assignment and transfer provisions of the Stock Option Plan.

Also subject to the restrictions in the preceding paragraph, the Board may, in its discretion, and without obtaining Shareholder approval, amend, suspend or discontinue the Stock Option Plan, and amend or discontinue any options granted under the Stock Option Plan, at any time. Without limiting the foregoing, the Board may, without obtaining Shareholder approval, amend the Stock Option Plan, and any options granted under the Stock Option Plan to (i) amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of the optionee, or in relation to a change in ownership or control of the Corporation, (ii) amend the provisions relating to a change in ownership or control, (iii) amend the termination provisions, except in certain limited circumstances where the Corporation has imposed a trading black-out as described in the preceding paragraph, (iv) amend the eligibility requirements of eligible participants which would have the effect of broadening insider participation, except in certain limited circumstances as described in the preceding paragraph, (v) add any form of financial assistance, (vi) amend a financial assistance provision which is more favourable to eligible participants, (vii) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares, (viii) add a deferred or restricted share unit or any other provision which results in the eligible participants receiving securities while no cash consideration is received by the Corporation, and (ix) make other amendments of a housekeeping nature.

The Stock Option Plan contains provisions for certain adjustments in the event of a corporate reorganization or change in ownership or control, including, among other instances, an amalgamation, merger, liquidation or dissolution of the Corporation or a take-over bid for the Corporation. The Stock Option Plan further provides that optionees shall have the same rights to vote, dissent or participate in certain transactions giving rise to a change in ownership or control as such optionee would have if the optionee’s outstanding vested and unvested options had been exercised, and authorizes the Corporation to require that options be exercised upon the occurrence of a change in ownership or control.

The Stock Option Plan also provides that if an option expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Plan, the option shall expire ten business days after the trading black-out period is lifted by the Corporation.

The Corporation does not provide financial assistance to participants under the Stock Option Plan. There are no entitlements under the Stock Option Plan that have been granted but are subject to ratification by the Corporation’s shareholders.

The amendments to, and restatement of, the Stock Option Plan by the Board of Directors on February 27, 2008 were approved by the TSX and do not require approval by the Shareholders of the Corporation, as such amendments were made pursuant to the amendment provisions of the Stock Option Plan as discussed above. Such amendments include: (i) restricting the situations under which the Board may accelerate vesting under the Stock Option Plan to only those circumstances involving the retirement, termination, death, or disability of the optionee, or in relation to a change in ownership or control of the Corporation, (ii) authorizing the Board to amend the provisions relating to a change in ownership or control without approval by the Shareholders, (iii) providing for the automatic accelerated vesting of options upon the occurrence of a change in ownership or control, and to provide that in the event of a change in ownership or control the option shall terminate on the earlier of the scheduled expiry date of the option and the expiry date fixed by resolution of the Board, (iv) providing that optionees shall have the same rights to vote, dissent or participate in certain transactions giving rise to a change in ownership or control as such optionee would have if the optionee’s outstanding vested and unvested options had been exercised, and to authorize the Corporation to require that options be exercised upon the occurrence of a change in ownership or control, (v) revising the definitions of Market Price and Surrender Price in order that such prices be based on New York Stock Exchange prices after December 13, 2007, and (vi) certain amendments of a housekeeping nature.

SECTION THREE: EXECUTIVE COMPENSATION

The Corporation reports its financial results in U.S. dollars. The following report on executive compensation is prepared showing U.S. dollars, except as otherwise noted. Canadian dollars is the currency in which the majority of the Named Executive Officers (“NEOs”) are paid.

REPORT OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE

Mandate

The mandate of the Human Resources & Compensation Committee (the “HR&C Committee”) is to assist the Board in fulfilling its responsibilities relating to Human Resources matters, including executive compensation and succession management. Responsibilities of the HR&C Committee include:

•	Reviewing and approving Human Resources strategies and policies

•	Overseeing management’s performance and ensuring that robust succession management policies and programs are in effect

•	Reviewing overall remuneration policies and programs (including salary, annual incentives, long term incentives, benefits and pension arrangements) for employees

•	Reviewing and recommending the Chief Executive Officer’s objectives

•	Reviewing and assessing the Chief Executive Officer’s performance in light of these objectives

•	Recommending the Chief Executive Officer’s base pay, annual incentives and long-term incentives

•	Reviewing and approving the investment, funding and benefits policies relating to retirement plans

•	Preparing this Report on Executive Compensation for the Circular

•	Reviewing the HR&C Committee Charter on an annual basis and recommending appropriate changes

A summary of the Charter for the HR&C Committee can be found at page A-15 of this Circular.

2007 Accomplishments

Compensation

•	Reviewed compensation policies and programs in light of the Corporation’s growth, acquisitions and changing dynamics in the North American labour markets

•	Reviewed for approval in 2007 various changes to the 2007 compensation and pension arrangements

•	Reviewed and recommended the Chief Executive Officer’s performance evaluation and compensation to the Board

•	Reviewed and recommended officers’ total compensation package as a group to the Board

Human Resources Strategies and Policies

•	Reviewed polices and programs aimed at the successful integration of Royster-Clark and Nu-Gro

•	Reviewed the Corporation’s HR strategies and programs in light of the different cultural and economic environments in which it operates

Succession Planning & Workforce Planning

•	Reviewed the executive succession plan

•	Reviewed the overall management succession plan and the impact of the 2007 Leadership Development Program

•	Reviewed current data from the Corporation’s Workforce Planning and Development initiative

Pension Programs

•	Reviewed the annual pension funding and expense report

•	Reviewed the annual Investment Management Performance Review

Governance

•	Reviewed the recommendations of various shareholder governance groups and approved additional voluntary disclosure in this document relating to executive and director compensation

•	Established a direct reporting relationship with Towers Perrin to the extent that Towers Perrin will be engaged by, provide reports to, and ultimately be accountable to the HR&C Committee in all matters pertaining to executive compensation.

Membership/Independence

In 2007, the HR&C Committee consisted of: R.S. Cunningham (Chair up to May, 2007), G. Gibara, S.A. Henry, R. J. Horner (Chair as of May, 2007) and V.J. Zaleschuk, all of whom are independent Directors within the meaning of the CSA Rules and the NYSE Listing Standards (as defined in Schedule “A” on pages A-1 and A-2). Our Chief Executive Officer does not participate in the appointment of members on the HR&C Committee.

Advisors

The HR&C Committee retained Towers Perrin in the most recent fiscal year to assist with preparing information and providing advice on senior executive and Board of Director compensation arrangements. Materials provided by Towers Perrin have been presented by management to the HR&C Committee for its independent review and approval. Towers Perrin’s scope of services includes competitive reviews of senior executive and Board of Directors compensation levels, assisting management with changes to the design of compensation programs, providing trends information and other miscellaneous executive compensation assistance. In addition to these services, Towers Perrin also provides retirement consulting services to the Corporation.

In 2007, Towers Perrin earned fees of approximately $185,000 and approximately $135,000 for providing compensation consulting services to the HR&C Committee and management, respectively. Fees earned for providing retirement consulting services, including relating to pension design, valuations, financial statement reporting, acquisitions and general administrative support for all the Corporation’s retirement plans to management totalled approximately $932,000.

On February 21, 2007, the HR&C Committee amended its mandate to provide that it will independently engage external executive compensation consultants and oversee their work. Any work done by such external consultants for management will have to be pre-approved by the HR&C Committee since this change to the mandate. For the 2008 compensation year, the HR&C Committee has engaged Towers Perrin.

Compensation Principles for Executive Pay

Performance and Pay

The underlying principle for executive pay throughout the Corporation is “pay for performance”. The Corporation sets clearly defined standards for performance for all variable elements of total compensation, and annually defines the level of performance required to meet threshold, target and maximum pay opportunities.

Total compensation target levels for executives are set at the median of comparator markets:

•	For the Chief Executive Officer, the Chief Financial Officer and Business Unit heads, given that the competitive talent pool for these individuals is largely U.S. based, the comparator group consists of a sample of similarly sized (considering revenue, assets, market capitalization and total number of employees) U.S. based chemical and fertilizer companies. For other corporate leadership positions, including the Senior Vice President, General Counsel & Corporate Secretary, other Senior Vice President level roles and executive positions below this level, the comparators consist of a 50%/50% blend of U.S. chemical peer companies and a select sample of comparably sized Canadian companies from a range of industrial sectors.

•	For each executive role, the Corporation sets target base pay levels at the median of comparable roles within the relevant comparator groups, and administers actual base pay higher or lower depending on the executive’s experience, ongoing contribution and level of sustained performance.

•	The Corporation sets the targets of annual incentives at the 50th percentile of the value of annual incentives among the comparator group by level. Performance below a pre-defined performance threshold will result in no incentive. Performance significantly above target is targeted to the 75th percentile among the comparator group(s).

•	For long-term incentives, the Corporation grants a combination of stock options with attached tandem SARs, stand-alone SARs and Performance Share Units (PSUs) whose present value is at the 50th percentile of long-term incentives among the comparator groups. Individual grants can be higher or lower and will reflect the level of sustained contribution of each executive.

The total compensation mix, target levels and performance-based opportunities are designed to attract, motivate, engage and retain executives in a highly competitive business environment. The various elements, described in the following table, all link in one form or another to the Corporation’s overall goals of superior total shareholder return through revenue growth, EBITDA growth, superior returns on invested capital and a balanced portfolio of products, assets and geographies.

Compensation Elements for Agrium Executives

Performance
Element	Form	Period	Target Award	Determination
Base Pay	Cash	Jan 1 to Dec 31	• 50th percentile of base pay levels among comparator group	• Target base pay levels are matched to comparable roles among the executive’s comparator group
• Individual pay reflects the executive’s experience, contribution and level of sustained performance over several years

Annual Incentive	Performance Recognition Plan for Corporate and Wholesale Employees	Jan 1 to Dec 31	• President and CEO — 75% of base salary • Other Named Executive Officers — 40% to 50% of base salary • Awards can range from zero to two times target depending on performance	• Awards are first calculated based on approved year-end results for the various objective performance metrics
•   The CEO (or in the case of the CEO himself, the HR&C Committee) evaluates the executive’s individual performance, and recommends the final award
• Awards are paid in cash following Board approval

Performance
Element	Form	Period	Target Award	Determination
	Profit Sharing Plan for Corporate and Wholesale Employees		• 5% of base salary • Awards can range from zero to two times target depending on performance	• Award based on achievement of EBITDA targets • Awards are paid in cash following Board approval

Retail Incentive	• 75% of base pay • Awards can range from zero to 155% depending on performance	• Award based on achieving Business Unit EBIT targets and corporate KPI targets. (Note that retail incentives provide sufficient leverage to offset low retail industry base pay relative to corporate and wholesale base pay)
• Awards are paid in cash following Board approval

Long-term Incentives	Stock Options with Tandem Stock Appreciation Rights (SARs)	Up to 10 years from date of grant	• In aggregate, 50th percentile of LTIP levels among comparator group	• Four-year vesting (25% per year), 10 year term

Stand-alone Stock Appreciation Rights (SARs)

	Performance Share Units (PSUs)	January 1 of grant year to Dec 31 of the third year following grant
•   Three-year performance period with multiple of units awarded based on relative Total Shareholder Return
•   Minimum award is zero — no award paid if TSR and corporate performance are below threshold levels
•   Maximum award is 150% award if TSR performance is at 75th percentile or better
•   Dividends paid during performance period are added to awards

Other	Benefits	N/A	• 50th percentile of benefit levels among comparator group	• The Corporation provides a wide range of benefits available to employees under a shared cost flexible benefits program

	Retirement Arrangements	N/A	• 50th percentile of retirement benefits among the comparator group	• The Corporation provides competitive defined contribution plans and a supplementary executive defined benefit plan

	Perquisites	N/A	• 50th percentile of perquisite levels among comparator group	• Perquisites include a few basic items including automobile allowances, parking, and financial planning

Annual Incentives

The Corporation has four annual incentive plans:

•	The Performance Recognition Plan (“PRP”) recognizes the cyclical nature of the industry and balances management’s focus on the achievement of critical corporate financial metrics, operating metrics and the achievement of longer term objectives linked to the annual business plan and the longer term business strategy.

•	The Profit Sharing Plan (“PSP”) focuses attention on the achievement of critical EBITDA targets.

•	The Retail Incentive Plan focuses retail management on achieving local, regional and Business Unit EBIT targets, as well as Corporate KPI targets.

•	The Advanced Technologies Incentive Plan focuses on achieving business unit targets measured by Return on Investment Capital (“ROIC”) and is funded based on a share of EBITDA.

Performance Recognition Plan

The PRP focuses the achievement of objectives at the corporate, business unit and individual levels with the relative weighting of each level indicated in the table below:

Relative Weighting of PRP Performance Metrics
		Business
	Corporate Key	Unit/Function Key
	Performance	Performance	Individual
	Indicators	Indicators	Performance

Chief Executive Officer	75%	0%	25%
Other Named Executive Officers	50%	25%	25%

The following table summarizes the various Key Performance Indicators (“KPIs”) and targets linked to the Corporation’s corporate strategies:

2007 PRP Performance Targets and Results

Corporate Strategy	KPIs	Weighting	2007 Targets	2007 Results

Continuously Improve	Diluted EPS (US$)	25%	Plan	Significantly above Plan
Base Business	Operating Cash Flow	25%	Plan	Significantly above Plan
	EH&S Performance	15%	Plan	Below Plan
	Certification of internal controls	5%	No material weaknesses and reporting deadlines met	Significantly above Plan
Disciplined Investment Approach	Return on Investment Capital in excess of The Corporation’s weighted average cost of capital	10%	10%	Significantly above Plan
Grow to Industry Leadership Position	Deliver on 2006 acquisitions and major greenfield projections	10%	Plan	Significantly above Plan
Create and Sustain High Performance Culture	Strategic staffing plan to deliver on business strategies	10%	Identify staffing gaps and develop an approved plan to address gaps	At Plan

Profit Sharing Plan

The Profit Sharing Plan is designed to deliver competitive cash compensation (in tandem with the PRP) when the Corporation achieves its EBITDA targets. If EBITDA is below the defined threshold, no payments are made. If EBITDA is at or above the maximum, the plan will pay an award of two times target.

In 2007, the Corporation achieved a consolidated EBITDA of $888 million, resulting in a payout of 10% under the PSP to eligible Corporate and Wholesale employees.

Retail Incentive Plan

The Retail Incentive Plan is designed to focus retail management on the achievement of local, regional and business unit EBIT targets as well as Corporate KPI targets. In 2007, Retail had their best year ever with strong earnings in both North America and South America.

Advanced Technologies Incentive Plan

The Advanced Technologies Incentive Plan focuses on achieving business unit targets measured by ROIC and is funded based on a share of EBITDA. In 2007, Advanced Technologies achieved ROIC of 28% in excess of Plan target.

Long Term Incentive Plans

Stock Options / Stock Appreciation Rights

The Corporation operates a Stock Option and Tandem SAR Plan (the “Stock Option Plan”). According to the Stock Option Plan, the Corporation may grant Named Executive Officers and other key managers and employees options to acquire Common Shares at the closing price on the day preceding the grant. Options vest in 25% increments over four years and expire 10 years from the date of grant.

Commencing in 2004, the Corporation made grants of stock options in tandem with Stock Appreciation Rights (“SARs”) to Canadian employees. With this change, those stock option holders have the right to surrender vested stock options back to the Corporation in exchange for a cash payment from the Corporation equal to the option gain that would otherwise have been realized. This assists in the management of shareholder dilution related to the Stock Option Plan, provides increased transparency through variable accounting for the purposes of expensing stock options and ensures that the costs of funding the stock option grants are tax deductible by the Corporation.

Stock Appreciation Rights

The Corporation also operates a stand-alone Stock Appreciation Rights Plan for officers and certain employees who are not residents of Canada. The SARs are subject to the same terms and conditions as stock options.

In 2007, the Corporation issued stand-alone SARs for United States based Named Executive Officers. This approach was taken to limit the dilutive impact of stock options.

Performance Share Units

Under the Performance Share Unit Plan (“PSUP”), the Corporation may grant performance share units to executive officers and other eligible managers. The value of each share unit is based on the price of Common Shares on the NYSE. When cash dividends are paid on the Common Shares, additional performance share units of equivalent value are credited to the designated employees’ notional accounts.

Performance share units (including dividend equivalent performance share units) vest at the end of a three-year performance cycle beginning on January 1 of the grant year and ending on December 31 three years after. The amount of units that vest depends on the relative ranking of the Corporation’s Total Shareholder Return over the three-year performance cycle compared to the Total Shareholder Return over the same period for a selected peer group of companies. One hundred percent of the performance share units vest if the Corporation’s Total Shareholder Return is equal to the median of the peer group. Vesting ranges between 50% for performance at or below the 25th percentile and up to 150% for performance at or above the 75th percentile. If the Corporation’s Total Shareholder Return is negative over a three-year performance cycle, the percentage of performance share units that vest may not exceed 100%. Vesting of performance share units granted after 2004 is zero if, over the three-year performance cycle, the Corporation’s Total Shareholder Return is both negative and it falls below the 25th percentile of the selected peer group of companies.

The peer group for purposes of performance share units is comprised of a select sample of comparably-sized North American chemical and fertilizer companies that trade on the NYSE or NASDAQ. The following companies were in the peer group applicable to performance share unit grants made in 2007:

AGCO Corporation	Methanex Corporation
Airgas, Inc.	Mosaic Company (The)
Albemarle Corporation	Nova Chemicals Corporation
Cabot Corporation	Olin Corporation
Chemtura Corporation	Potash Corporation of Saskatchewan Inc.
Eastman Chemical Company	The Scotts Miracle-Gro Company
FMC Corporation	UAP Holding Corp.
Hercules Incorporated

The Corporation believes that the PSUP, in conjunction with the Stock Option Plan, provides for a balanced long-term incentive approach that recognizes the cyclical nature of the business, provides a better total alignment with shareholder interests and facilitates long-term share ownership.

Retirement Plans

Designated executives participate in two retirement plans operated by the Corporation: the Registered Defined Contribution Plan (“DC Plan”) and the Defined Benefit Supplementary Executive Retirement Plan (“DB SERP”).

Registered DC Plan

Under the DC Plan, the Corporation and participants contribute as a percentage of eligible base salary. For designated executives, eligible base salary is limited each year to the earnings level that generates the maximum annual contribution that can be made to the DC Plan in accordance with the Income Tax Act (Canada). At retirement, pension benefits are based on each participant’s accumulated account balance plus investment returns.

DB SERP

In addition to the benefits provided under the DC Plan, the designated executives are members of the DB SERP.

Under the DB SERP, designated executives receive a supplementary defined benefit pension based on eligible earnings and years of service as a designated executive.

Details of both retirement plans are described in “Additional Information”.

COMPENSATION OF THE PRESIDENT & CHIEF EXECUTIVE OFFICER

As described above, the HR&C Committee monitors and evaluates the performance of Mr. Wilson, the President and Chief Executive Officer of the Corporation, throughout the year and at year-end, and recommends his remuneration to the Board.

In 2007, Mr. Wilson’s compensation consisted of:

•	Base salary

•	Annual incentives under the Performance Recognition Plan and the Profit Sharing Plan

•	Long Term Incentives including a 2007 grant under PSUP

Mr. Wilson also realized awards from his PSUP grant from 2005.

In assessing his remuneration in all categories, the HR&C Committee considered the median of the comparator market using both published and survey data, the absolute and comparative performance of the Corporation, the achievement of objectives described in the Performance Recognition Plan and the achievement of Mr. Wilson’s individual performance against goals set by the HR&C Committee and the Board. In addition, the HR&C Committee considered the overall level of total remuneration earned over the past years.

To confirm the linkage between pay and performance, the HR&C Committee reviewed the amounts paid and accrued to the Chief Executive Officer over his tenure in relation to the shareholder value created, measured by incremental market capitalization, over the same period and found the relationship to be reasonable.

In aggregate, Mr. Wilson’s remuneration is slightly above the median of positions within the comparator group.

Performance in 2007

Through Mr. Wilson’s leadership, 2007 was a year of record performance for the Corporation both in terms of financial results as well as strategic initiatives that will contribute to the Corporation’s future success. Mr. Wilson’s notable accomplishments for the year included:

•	Leadership in strategic Corporate transformation was a continued focus through 2007. Delivering on synergy/valuation as well as growth and stability in earnings were key aspects of this continued transformation through 2007. Specific achievements in 2007 include the following:

•	exceeded Royster-Clark synergy value by 58%, achieving $47.5 million versus a target of $30 million

•	full integration of Pursell and Nu-Gro into the Advanced Technologies Business Unit and achieved an EBITDA of $29 million, well beyond plan

•	potash plant reaching full production capacity in Q4 of 2007

•	decision to go forward with a nitrogen facility in Egypt in May, with financing complete by mid-year

•	retail expansion with the closure of the ADM deal in the first half of the year and negotiation and agreement on the acquisition of UAP in December, including the successful completion of a $1.3 billion equity offering

•	A continued focus on optimizing our base business and further strengthening of our high performance culture through 2007. Some accomplishments included:

•	continued improvement in our environmental, health and safety key performance measures

•	record EBITDA in 2007 for Wholesale ($786 million), Retail ($210 million) and Advanced Technologies ($29 million)

•	successful completion of largest ever turnaround at Redwater plant, ahead of schedule

•	significant increases in fertilizer, chemical and seed sales for both our North American and South American operations

•	ESN sales of 120,000 tonnes (107% ahead of 2006)

•	continued leadership in responsible and effective corporate governance with Agrium receiving high governance and disclosure rankings from various governance reporting entities

•	delivered strong strategic and financial results relative to previously established Corporate KPI targets

•	Championed the implementation of a new Human Resources Service Centre as well as Centres of Excellence to provide enhanced service to the business and our employees. Further strengthening of the Corporation’s high performance culture through the continued emphasis on leadership development, reinforcement of performance management principles and support of best-practice human resources initiatives that resulted in recognition of the Corporation as one of Alberta’s Top 35 Employers.

Base Pay

In 2007, Mr. Wilson’s salary was adjusted to U.S.$1,058,201, effective March 1, 2007. In 2008, his salary was adjusted to U.S.$1,186,267 effective March 1, 2008.

Annual Incentive

Performance Recognition Plan and Profit Sharing Plan

In determining the 2007 award under the PRP, the HR&C Committee considered both corporate and individual accomplishments as set out below. The HR&C Committee based Mr. Wilson’s annual incentive payout in respect of 2007 on the following calculation:

	Target		Resulting Actual
Performance Category	as % of Salary	Performance Score	as % of Salary	Payout ($U.S.)

	Performance Recognition Plan

Corporate KPIs (75%)	56%	169%	95%	$1,054,746
Individual Performance (25%)	19%	200%	38%	$416,074

Total for PRP	75%		133%	$1,470,820
	Profit Sharing Plan

PSP	5%	200%	10%	$110,953

Totals	80%		143%	$1,581,773

Long Term Incentive Plans

The Corporation establishes the value of Long Term Incentives granted to an executive as part of the total compensation package, subject to individual performance, the level of sustained contribution to the Corporation and the assessment of the individual’s long-term potential. The Board determined the mix of stock options and performance share units to be granted at 50% / 50% to provide a balanced focus on share price growth and total shareholder return. The value of each option and PSU is determined by the HR&C Committee using quantitative analyses such as Black-Scholes type formulas that consider the risk of forfeiture.

Stock Option Plan

In 2007, considering competitive practice, the Board approved a grant of 131,700 stock options effective February 21, 2007 at a strike price of $39.73.

In 2008, considering competitive practice, the Board approved a grant of 83,800 stock options effective February 27, 2008 at a strike price of $74.07.

Performance Share Unit Plan

In 2007, considering competitive practice, the Board approved a grant of 47,500 performance share units for the performance period January 1, 2007 to December 31, 2009.

In 2008, considering competitive practice, the Board approved a grant of 32,200 performance share units for the performance period January 1, 2008 to December 31, 2010.

Three-Year Total Compensation Table

All values in U.S. dollars(1)

Compensation Elements	2007	2006	2005

Cash Compensation
Salary	$1,108,780	$1,009,724	$876,820
Bonus (PRP / PSP)	$1,581,773	$661,376	$1,234,539

Total Cash Compensation	$2,690,553	$1,671,100	$2,111,359

Long-Term Compensation
Expected value of Stock Options/SARs(2)	$1,936,003	$1,544,824	$0
Grant values of PSUs(3)	$1,887,175	$1,547,280	$1,963,750

Total	$3,823,178	$3,092,104	$1,963,750

Total Direct Compensation	$6,513,731	$4,763,204	$4,075,109

Perquisites	$17,730	$16,804	$32,569
Pension(4)	$495,165	$480,407	$1,276,746	(5)

Total Compensation	$7,026,626	$5,260,415	$5,384,424

Notes:

(1)	The conversion rate used was U.S.$1.00 = Cdn. $1.0748, $1.1340 and $1.2114 for each of 2007, 2006 and 2005, respectively.

(2)	Valued consistent with accounting Black-Scholes valuations.

(3)	Based on Agrium price on date of grant (US$39.73 in 2007, US$24.56 in 2006 and US$15.71 in 2005).

(4)	The amount relates to both the defined contribution and defined benefit components of the retirement program (service cost, compensation changes differing from assumptions, and impact of plan changes).

(5)	Pension value for 2005 represents new plan; under the old plan, the value is $242,664.

The HR&C Committee also commissioned an analysis of total compensation earned and accrued to date reflective of Mr. Wilson’s employment with the Corporation, which included actual salary paid, actual annual incentives earned, amounts realized through stock option exercises, in-the-money value of outstanding stock option grants, payouts under the PSU plan, accrued value under unvested PSUs, accrued pension liability, and the value of perquisites. To understand the pay for performance relationship for Mr. Wilson, the total amount earned and accrued was compared to growth in Agrium’s market capitalization during his tenure to date as CEO, as well as relative to the market capitalization created in excess of that of Agrium’s peers. The HR&C Committee understands this analysis and considers the relationship between Mr. Wilson’s pay and the Corporation’s performance to be appropriate.

COMPENSATION OF THE OTHER NAMED EXECUTIVE OFFICERS

At year-end Mr. Wilson assessed the performance of all the executive team members, including the Named Executive Officers, and recommended to the HR&C Committee appropriate adjustments to base pay, awards under the PRP and PSP, and grants under the Option/SAR Plan and the PSUP.

The HR&C Committee reviewed these in detail with Mr. Wilson and forwarded their recommendations to the Board.

The following tables summarizes, for each of the NEOs, other than Mr. Wilson, the base pay earned, incentives awarded and stock option/SARs and performance share units granted over the past three years.

Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer

All values in U.S. dollars(1)

Compensation Elements	2007	2006	2005

Cash Compensation
Salary	$505,010	$465,773	$418,249
Bonus (PRP / PSP )	$447,386	$247,395	$360,396

Total Cash Compensation	$952,397	$713,169	$778,645

Long-Term Compensation
Expected value of Stock Options/SARs(2)	$514,504	$349,857	$193,563
Grant values of PSUs(3)	$500,598	$405,240	$248,218

Total	$1,015,102	$755,097	$441,781

Total Direct Compensation	$1,967,498	$1,468,266	$1,220,426

Perquisites	$16,294	$13,937	$15,519
Pension(4)	$169,165	$149,951	$711,554	(5)

Total Compensation	$2,152,957	$1,632,154	$1,947,499

Notes:

(1)	The conversion rate used was U.S.$1.00 = Cdn. $1.0748, $1.1340 and $1.2114 for each of 2007, 2006 and 2005, respectively.

(2)	Valued consistent with accounting Black-Scholes valuations.

(3)	Based on Agrium price on date of grant (US$39.73 in 2007, US$24.56 in 2006 and US$15.71 in 2005).

(4)	The amount relates to both the defined contribution and defined benefit components of the retirement program (service cost, compensation changes differing from assumptions, and impact of plan changes).

(5)	Pension value for 2005 represents new plan; under the old plan, the value is $46,007.

Richard L. Gearheard, Senior Vice President and President, Retail Business Unit

All values in U.S. dollars(1)

Compensation Elements	2007		2006	2005

Cash Compensation
Salary	$415,393		$401,099	$366,023
Bonus (PRP / PSP)	$399,201		$226,889	$344,579

Total Cash Compensation	$814,594		$627,988	$710,602

Long-Term Compensation
Expected value of Stock Options/SARs(2)	$391,023		$340,770	$198,794
Grant values of PSUs(3)	$377,435		$383,136	$246,647

Total	$768,458		$723,906	$445,440

Total Direct Compensation	$1,583,051		$1,351,894	$1,156,042

Perquisites	$19,972		$21,323	$19,148
Pension(4)	$53,500	(5)	$143,500	$664,483	(6)

Total Compensation	$1,656,524		$1,516,717	$1,839,673

Notes:

(1)	Richard Gearheard is based in the United States and is compensated in $U.S.

(2)	Valued consistent with accounting Black-Scholes valuations.

(3)	Based on Agrium price on date of grant (US$39.73 in 2007, US$24.56 in 2006 and US$15.71 in 2005).

(4)	The amount relates to both the defined contribution and defined benefit components of the retirement program (service cost, compensation changes differing from assumptions, and impact of plan changes).

(5)	Pension value for 2007 reflects the impact of freezing the registered U.S. Basic Plan benefit as at January 1, 2008.

(6)	Pension value for 2005 represents new plan; under the old plan, the value is $78,525.

Ron A. Wilkinson, Senior Vice President and President, Wholesale Business Unit

All values in U.S. dollars(1)

Compensation Elements	2007	2006	2005

Cash Compensation
Salary	$454,186	$415,526	$341,576
Bonus (PRP / PSP)	$402,099	$212,914	$311,406

Total Cash Compensation	$856,285	$628,440	$652,982

Long-Term Compensation
Expected value of Stock Options/SARs(2)	$358,682	$340,770	$215,651
Grant values of PSUs(3)	$349,624	$383,136	$267,070

Total	$708,306	$723,906	$482,721

Total Direct Compensation	$1,564,592	$1,352,346	$1,135,703

Perquisites	$31,915	$29,910	$25,664
Pension(4)	$148,165	$181,950	$280,962	(5)

Total Compensation	$1,744,672	$1,564,206	$1,442,329

Notes:

(1)	The conversion rate used was U.S.$1.00 = Cdn. $1.0748, $1.1340 and $1.2114 for each of 2007, 2006 and 2005, respectively.

(2)	Valued consistent with accounting Black-Scholes valuations.

(3)	Based on Agrium price on date of grant (US$39.73 in 2007, US$24.56 in 2006 and US$15.71 in 2005).

(4)	The amount relates to both defined contribution and defined benefit components of the retirement program (service cost, compensation changes differing from assumptions, and impact of plan changes).

(5)	Pension value for 2005 represents new plan; under the old plan, the value is $37,573.

Leslie A. O’Donoghue, Senior Vice President, General Counsel & Corporate Secretary

All values in U.S. dollars(1)

Compensation Elements	2007	2006	2005

Cash Compensation
Salary	$381,837	$340,398	$294,714
Bonus (PRP / PSP)	$285,917	$148,130	$217,847

Total Cash Compensation	$667,754	$488,527	$512,561

Long-Term Compensation
Expected value of Stock Options/SARs(2)	$216,091	$152,665	$116,254
Grant values of PSUs(3)	$214,542	$176,832	$157,100

Total	$430,633	$329,497	$273,354

Total Direct Compensation	$1,098,388	$818,024	$785,915

Perquisites	$15,473	$13,630	$11,075
Pension(4)	$134,165	$119,027	$444,918	(5)

Total Compensation	$1,248,026	$950,681	$1,241,908

Notes:

(1)	The conversion rate used was U.S.$1.00 = Cdn. $1.0748, $1.1340 and $1.2114 for each of 2007, 2006 and 2005, respectively.

(2)	Valued consistent with accounting Black-Scholes valuations.

(3)	Based on Agrium price on date of grant (US$39.73 in 2007, US$24.56 in 2006 and US$15.71 in 2005).

(4)	The amount relates to both the defined contribution and defined benefit components of the retirement program (service cost, compensation changes differing from assumptions, and impact of plan changes).

(5)	Pension value for 2005 represents new plan; under the old plan, the value is $32,410.

ADDITIONAL INFORMATION

Summary Compensation Table

The following table provides a summary of the compensation earned by the Chief Executive Officer and Chief Financial Officer of the Corporation, as well as the three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”), for services rendered in all capacities during 2007, 2006 and 2005. Specific aspects of this compensation are dealt with in further detail in the following tables:

					Long-Term Compensation
					Awards		Payouts
						Restricted
		Annual Compensation			Securities	Stock or
				Other Annual	Under	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Options/SARs	Stock Units	Payouts	Compensation
Name and Principal Position	Year	(U.S.$)(3)	(U.S.$)(3)(4)	(U.S.$)(3)(5)	Granted (#)	(U.S.$)	(U.S.$)(6)(7)	(U.S.$)(3)(8)

Michael M. Wilson	2007	1,108,780	1,581,773	17,730	131,700 / -	N/A	13,672,231	20,113
President & Chief Executive	2006	1,009,724	661,376	16,804	170,000 / -	N/A	6,105,204	13,265
Officer	2005	876,820	1,234,539	32,569	- / -	N/A	N/A	7,901

Bruce G. Waterman	2007	505,010	447,386	16,294	35,000 / -	N/A	1,728,170	12,118
Senior Vice President, Finance	2006	465,773	247,395	13,937	38,500 /-	N/A	668,129	17,597
& Chief Financial Officer	2005	418,249	360,396	15,519	33,300 / -	N/A	N/A	15,617

Richard L. Gearheard(1)	2007	415,393	399,201	19,972	- / 26,600	N/A	1,717,232	6,328
Senior Vice President, Agrium	2006	401,099	226,889	21,323	- /37,500	N/A	660,122	7,234
and President, Retail(1)	2005	366,023	344,579	19,148	34,200 / -	N/A	N/A	8,554

Ron A. Wilkinson	2007	454,186	402,099	31,915	24,400 / -	N/A	1,859,423	12,028
Senior Vice President, Agrium	2006	415,526	212,914	29,910	37,500 /-	N/A	315,801	17,454
and President, Wholesale(2)	2005	341,576	311,406	25,664	37,100 / -	N/A	N/A	15,427

Leslie A. O’Donoghue	2007	381,837	285,917	15,473	14,700 / -	N/A	1,093,778	11,866
Senior Vice President, General	2006	340,398	148,130	13,630	16,800 /-	N/A	291,542	17,351
Counsel & Corporate Secretary	2005	294,714	217,847	11,075	20,000 / -	N/A	N/A	15,381

Notes:

(1)	Mr. Gearheard was appointed President, Retail, effective May 13, 2006.

(2)	Mr. Wilkinson was appointed Senior Vice President, North America Wholesale effective October 12, 2004, Senior Vice President, Wholesale on February 1, 2005 and President, Wholesale, effective May 13, 2006.

(3)	The conversion rate used was U.S.$1.00 = Cdn. $1.0748, $1.1340 and $1.2114 for each of 2007, 2006 and 2005, respectively, with the exception of the amounts applicable to Mr. Gearheard to which no conversion rate was applied as he is paid in U.S. dollars.

(4)	These amounts include payouts under the two components of the Corporation’s Annual Incentive Program in respect of 2007, being the Performance Recognition Plan and the Profit Sharing Plan. A payout of 10% (out of a maximum of 10%) of base salary was achieved under the Profit Sharing Plan for 2007. See the “Annual Incentives” on pages 18 — 19 of this Circular for further details on these Plans.

(5)	Includes amounts for perquisites that do not exceed the lesser of $50,000 and 10% of the total of the annual salary plus bonus of the Named Executive Officers for the financial year.

(6)	These amounts represent payouts under the Performance Share Unit Plan for performance share units granted on February 11, 2005, and that were earned as at December 31, 2007, and paid on February 8, 2008; granted on February 11, 2004 and that were earned as at December 31, 2006, and paid on February 9, 2007; and in the case of Mr. Wilson, a grant of 30,000 units made on October 1, 2003, as described in Note 7 below. Awards under the Performance Share Unit Plan for Mr. Wilson and other Named Executive Officers for 2007 are disclosed in the LTIP table that follows in the next section. See the LTIP table below for a description of the Performance Share Unit Plan.

(7)	The amount shown for Mr. Wilson for 2006 also includes a grant of 30,000 units made on October 1, 2003 under the Performance Share Unit Plan in recognition of his promotion to President and Chief Executive Officer. As of the date of payout, that initial grant had grown to 30,550 performance share units including dividend equivalents and had an aggregate value of $1,042,513, based on a September 25 to September 29, 2006 5 day average share price of U.S.$26.66.

(8)	These amounts include life insurance premiums paid by the Corporation, and the value of the Corporation’s actual contributions under defined contribution retirement plans.

LTIP — Grants In the Most Recently Completed Year

Performance Share Unit Plan

			Estimated Future Payouts Under
	Securities, Units	Performance or Other Period	Non-Securities Price-Based Plans(1)
	or Other Rights	Until Maturation or Payout	Threshold	Target	Maximum
Name	(#)		(#)	(#)	(#)

Michael M. Wilson	47,500	December 31, 2009	23,750	47,500	71,250
Bruce G. Waterman	12,600	December 31, 2009	6,300	12,600	18,900
Richard L. Gearheard	9,500	December 31, 2009	4,750	9,500	14,250
Ron A. Wilkinson	8,800	December 31, 2009	4,400	8,800	13,200
Leslie A. O’Donoghue	5,400	December 31, 2009	2,700	5,400	8,100

Note:

(1)	Performance share units (including dividend equivalent performance share units) will vest at the end of a 3-year performance cycle. The amount of units that vest depends on the relative ranking of the Corporation’s Total Shareholder Return over the 3-year performance cycle compared to the Total Shareholder Return over the same period for a selected peer group of companies. The peer group comprises a select sample of comparably-sized North American chemical and fertilizer companies that trade on the NYSE or NASDAQ. One hundred percent of the performance share units vest if the Corporation’s Total Shareholder Return is equal to the median of the peer group. Vesting ranges between 50% for performance at or below the 25th percentile and up to 150% for performance at or above the 75th percentile. If the Corporation’s Total Shareholder Return is negative over a 3-year performance cycle, the percentage of performance share units that vest may not exceed 100%. Vesting of performance share units granted after 2004 is zero if, over the 3-year performance cycle, the Corporation’s Total Shareholder Return is both negative and it falls below the 25th percentile of the selected peer group of companies.

Performance Share Unit Plan Payouts During the Most Recently Completed Year

	Securities, Units or	Securities, Units or
	Other Rights Granted	Other Rights Vested
Name	(#)	(#)	($)

Michael M. Wilson	125,000	126,419	13,672,231
Bruce G. Waterman	15,800	15,979	1,728,170
Richard L. Gearheard	15,700	15,878	1,717,232
Ron A. Wilkinson	17,000	17,193	1,859,423
Leslie A. O’Donoghue	10,000	10,114	1,093,778

In addition, there are two outstanding grants of PSUs, representing the 2006-2008 and 2007-2009 performance periods. Based on the Corporation’s performance through to December 31, 2007 relative to its peer group under the PSU plan, the 2006 grant is tracking at 150% of the target grant level since the Corporation’s performance is at approximately the 80th percentile, and the 2007 grant is tracking at 150% of the target grant level since the Corporation’s performance is at approximately the 87th percentile.

Stock Option and Tandem SAR Plan

The Stock Option and Tandem SAR Plan (the “Stock Option Plan”) authorizes the Board to grant options to executive officers and employees of the Corporation. Options to be issued under the Stock Option Plan must have exercise prices not less than, and be for terms not longer than, those permitted by the applicable rules of any stock exchange on which the Common Shares are listed. The Corporation may also make grants of SARs in tandem with each stock option grant. With a tandem SAR feature attached, option holders will have the right to surrender vested options back to the Corporation in exchange for a cash payment from the Corporation equal to the option gain that would otherwise have been realized.

The Stock Option Plan was amended in March 2002 to restrict its eligibility to officers and employees of the Corporation, thereby precluding grants of stock options after that time to outside directors. There are no other stock option plans of the Corporation in which outside directors are eligible to participate. The amendments also included a revision to the Stock Option Plan to clarify that stock options that have been granted cannot be repriced under the

Stock Option Plan, whether by way of amendment or otherwise. No stock options have been repriced under the Stock Option Plan at any time since its inception.

In the fourth quarter of 2003, the Corporation began expensing stock options, effective January 1, 2003 on a prospective basis.

Stand-Alone Stock Appreciation Rights (SAR) Plan

The Stock Appreciation Rights Plan is separate and distinct from the Stock Option Plan and authorizes the Board to issue stand-alone SARs to officers and certain employees who are not residents of Canada. SARs have substantially the same terms and conditions as options issued under the Stock Option Plan but are settled in cash and are treated as ordinary income to the participant. As such, there is no dilutive impact associated with the plan.

The following table sets out the options to purchase Common Shares and SARs granted to each of the Named Executive Officers during the fiscal year ended December 31, 2007:

Option and SAR Grants During the Most Recently Completed Year

							Market Value
							of Securities
			% of Total				Underlying
			Options/SARs				Options/SARs
			Granted to		Exercise or		on the Date
	Securities Under		Employees in		Base Price		of Grant
	Options/SARs (#)		Financial Year		(U.S.$/Security)		(U.S.$/Security)		Expiration Date
Name	Options	SARs	Options	SARs	Options	SARs	Options	SARs	Options	SARs

Michael M. Wilson	131,700		20.8%		39.73		39.73		Feb 21, 2017	—
Bruce G. Waterman	35,000		5.5%		39.73		39.73		Feb 21, 2017	—
Richard L. Gearheard		26,600		4.2%		39.73	39.73		—	Feb 21, 2017
Ron A. Wilkinson	24,400		3.9%		39.73		39.73		Feb 21, 2017	—
Leslie A. O’Donoghue	14,700		2.3%		39.73		39.73		Feb 21, 2017	—

Options and SARs Exercised During the Most Recently Completed Year

The following table sets out for the Named Executive Officers:

•	The number of Common Shares acquired on exercise of options during the financial year ended December 31, 2007,

•	The aggregate value of the Common Shares realized (the difference between the exercise price and the trading value of the Common Shares on the date of exercise), and

•	The number and value (based on the difference between the exercise price and the December 31, 2007 closing price of the Common Shares of U.S.$72.21) of unexercised options and unvested SARs as at December 31, 2007.

Aggregated Options/SARs Exercised During the Most Recently Completed Financial Year and Financial Year End Option/SARs Values and Value of Unexercised in-the-Money Options/SARs at Fiscal Year End (U.S.$)

		Aggregate	Unexercised Options/SARs		Value of Unexercised in-the-Money Options/SARs
	Securities	Value	at Fiscal Year End (#)		at Fiscal Year End (U.S.$)
	Acquired on	Realized	Exercisable/Unexercisable		Exercisable/Unexercisable
Name	Exercise	(U.S.$)	Options	SARs	Options	SARs

Michael M. Wilson	88,440	2,006,090	360,887 / 259,200	- / -	$20,086,166 /$10,352,991	- / -
Bruce G. Waterman	—	—	426,700 / 90,150	- / -	$24,402,195 / $4,000,696	- / -
Richard L. Gearheard	97,000	2,782,319	86,100 / 17,100	38,625/64,475	$4,909,871 / $966,150	$2,109,874 / $2,758,509
Ron A. Wilkinson	13,825	358,323	13,375 / 75,625	- / -	$675,340 /$3,439,456	- / -
Leslie A. O’Donoghue	27,100	638,396	15,200 / 41,500	- / -	$824,425 / $1,881,658	- / -

Securities Authorized for Issuance Under Equity Compensation Plans

The Stock Option Plan is our only compensation plan providing for the issuance of securities as compensation. The information in the following table is as at December 31, 2007:

	(a)	(b)	(c)
	Number of securities	Weighted-average exercise price	Number of securities remaining available
	to be issued upon exercise	of outstanding options,	for future issuance under equity
	of outstanding options,	warrants and rights	compensation plans (excluding securities
Plan Category	warrants and rights	(Cdn. $)	reflected in column (a))

Equity compensation plans approved by securityholders	3,041,554	$23.65	1,597,453
Equity compensation plans not approved by securityholders	nil	n/a	nil
Total	3,041,554	$23.65	1,597,453

Retirement Programs

The Corporation introduced changes to the executive retirement program for designated executives including the Named Executive Officers in 2006. The benefits under both the prior and new programs are described below.

Prior Program — Prior to June 25, 2006

With the exception of Mr. Gearheard, the Named Executive Officers were members of the Corporation’s registered pension plan and were either participating in the non-contributory, defined benefit part of the plan (the “DB Plan”) or the non-contributory, defined contribution part of the plan (the “DC Plan”).

Each of the DC Plan and the DB Plan is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta) and is subject to the maximum pension and contribution limits imposed under the Income Tax Act (Canada).

In addition to the benefits provided under either the DB Plan or the DC Plan, the Named Executive Officers, other than Mr. Gearheard, received supplementary benefits under the Corporation’s Supplemental Executive Retirement Plan (the “Supplementary Plan”). Executive officers who were members of the DB Plan received a total pension from the DB and Supplementary Plans of 1.4% of their best 3-year average earnings (“Best Average Earnings”) up to the 36-month average yearly of maximum pensionable earnings under the Canada Pension Plan (“Average YMPE”) plus 2% of Best Average Earnings in excess of the Average YMPE, multiplied by years of service up to 35 years, plus 1.4% of Best Average Earnings multiplied by years of service in excess of 35 years. Executive officers who were members of the DC Plan received a total actual and notional contribution credited to their DC Plan and Supplementary Plan accounts of 11% of the executive’s earnings. Earnings recognized were base salary.

Mr. Wilson participated in the DB Plan and Supplementary Plan. Messrs. Waterman and Wilkinson and Ms. O’Donoghue participated in the DC Plan and Supplementary Plan.

Mr. Gearheard is a member of the Agrium 401(k) Retirement Savings Plan (the “401(k) Plan”). For 2007, this Plan permits voluntary contributions up to 30% of total compensation, with such contributions subject to the legal maximum. The amount of the Corporation’s contribution is 50% of the first 6% of employee contributions.

Mr. Gearheard is also a member of the Agrium U.S. Inc. Retirement Plan (the “U.S. Basic Plan”), a non-contributory defined benefit retirement plan. The U.S. Basic Plan is registered under the U.S. Internal Revenue Code. The formula for benefits on retirement under the U.S. Basic Plan is 1.1% of 3 year average best earnings (the “Final Average Earnings”) up to Social Security Average Wages plus 1.4% of Final Average Earnings in excess of Social Security Average Wages multiplied by the first 35 years of Benefit Service, plus 0.8% of the Final Average Earnings multiplied by the years of Benefit Service in excess of 35 years but less than 40 years. Under the U.S. Basic Plan earnings are limited to those permitted under the Internal Revenue Code.

In addition to the benefits provided under the U.S. Basic Plan, Mr. Gearheard was also eligible to receive supplementary benefits under the Agrium U.S. Inc. Supplemental Executive Retirement Plan (the

“U.S. Supplemental Plan”). The formula for benefits on retirement under the U.S. Supplemental Plan was 1.67% of the excess of the Final Average Earnings over the primary Social Security benefit payable at age 65, multiplied by pension service up to 35 years, plus 0.8% of Final Average Earnings multiplied by pension service in excess of 35 years but not more than 40 years, minus the U.S. Basic Plan benefit payable at age 65. Earnings recognized were base salary.

Current Program — Effective June 25, 2006

Effective June 25, 2006, the Named Executive Officers commenced participation in the current executive retirement program. The current executive retirement program was approved at the end of 2005 after a comprehensive review of North American market practice.

Under the current executive retirement program, designated executives participate in:

•	the registered DC Plan that was amended for all participating employees in Canada effective June 25, 2006, or the 401(k) Plan for designated executives in the U.S.; and

•	the new defined benefit supplemental executive retirement plan (“DB SERP”) which covers earnings in excess of the limits imposed under the Income Tax Act (Canada).

In order to participate in the DB SERP, each designated executive must enter into an agreement with the Corporation that includes the following conditions:

•	waiver of prior supplementary plan benefits; and

•	phase out by age 60 (the normal retirement date under the DB SERP) of any severance benefits to which he or she would otherwise be entitled.

See the “Employment Contracts and Change of Control Arrangements” section for further details.

Registered Plan

With the exception of Mr. Gearheard, the Named Executive Officers are members of the amended DC Plan.

Under the amended DC Plan, the Corporation contributes 6% of eligible base salary, and if the participant makes voluntary contributions up to 6% of eligible base salary, the Corporation makes 50% matching contributions up to 3% of eligible base salary. For designated executives, eligible base salary is limited each year to the earnings level that generates the maximum annual contribution that can be made to the DC Plan in accordance with the Income Tax Act (Canada), which was $124,100 in 2007 (the “DC Plan Earnings Limit”).

Mr. Gearheard continues as a member of the 401(k) Plan. For 2007, this Plan permits voluntary contributions up to 30% of total compensation, with such contributions subject to the legal maximum. The amount of the Corporation’s contribution is 50% of the first 6% of employee contributions.

Effective January 1, 2008, the Corporation’s contribution to the 401(k) Plan for Mr. Gearheard will be similarly limited to the DC Plan Earnings Limit, expressed in U.S. dollars at par.

Mr. Gearheard also continues as a member of the U.S. Basic Plan until January 1, 2008. Thereafter he will retain his registered U.S. Basic Plan benefit for service prior to January 1, 2008, but will no longer earn a benefit for future service.

DB SERP

Under the DB SERP, designated executives receive a pension of 2% of the average of the three highest consecutive years of Excess Earnings multiplied by years of service as a designated executive. The overall amount of pension payable under the DB SERP is limited to 70% of final salary. Normal retirement age is 60 years. Early retirement benefits are available from age 55 with the pension reduced by 6% for each year retirement precedes normal retirement age. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive’s pension, or a 15-year guarantee for an executive without a spouse at retirement. Excess Earnings for a year is the sum of base salary above the DC Plan Earnings Limit and the actual annual incentive paid in respect of the year, up to a maximum of the executive’s target incentive level for the year. Excess Earnings are capped at $0.9 million ($1 million in local currency) for designated executives ($2.3 million for the Chief Executive Officer).

Each of the NEOs were 50% vested under the DB SERP upon inception at June 25, 2006. The remainder of their DB SERP entitlements will vest at the rate of 25% over each of the following two years.

In addition, pursuant to Mr. Wilson’s employment contract, a commitment has been made to provide a minimum rate of return on assets transferred from the pension programs of Mr. Wilson’s prior employer, which reflects an average return on a third party balanced investment fund in the five years preceding the commencement of Mr. Wilson’s employment with the Corporation.

For Mr. Gearheard’s service before January 1, 2008, the determination of Excess Earnings under the DB SERP will be modified to reflect the earnings limit applicable to the U.S. Basic Plan under the U.S. Internal Revenue Code, which was $225,000 in 2007.

Fifteen (15) designated executives of the Corporation are participating in the unfunded DB SERP. The total accrued pension obligation for the DB SERP, included in our December 31, 2007 financial statements was $20,500,000. As these benefits are not pre-funded through a trust, benefits are paid from the general revenues of the Corporation. The DB SERP benefits for all Canadian participants who are not also U.S. taxpayers are secured by a Letter of Credit. The cost to secure the Letter of Credit was $159,400 in 2007.

The table below states the estimated annual benefits payable upon retirement under the DB SERP, in specified compensation and years of service classifications:

	Years of Service
Average Remuneration (U.S. $)	5	10	15	20
	Estimated Annual Pension Entitlement ($U.S.)

200,000	8,000	15,000	23,000	30,000
300,000	18,000	35,000	53,000	70,000
400,000	28,000	55,000	83,000	110,000
500,000	38,000	75,000	113,000	150,000
600,000	48,000	95,000	143,000	190,000
700,000	58,000	115,000	173,000	230,000
800,000	68,000	135,000	203,000	270,000
930,000*	81,000	161,000	242,000	323,000
1,000,000	88,000	175,000	263,000	350,000
1,500,000	138,000	275,000	413,000	550,000
2,000,000	188,000	375,000	563,000	750,000
2,326,000**	220,000	440,000	661,000	881,000

*	Canadian pensionable earnings cap for Canadian participants other than the Chief Executive Officer.

**	Canadian pensionable earnings cap for the Chief Executive Officer.

Notes:

(1)	The table shows the annual benefits payable upon normal retirement under the DB SERP ($U.S.).

(2)	Average remuneration is assumed to be the highest average earnings as recognized for DB SERP calculation purposes (i.e., base salary plus annual incentive up to the target incentive level).

The annual benefits payable upon retirement under the DC Plan will be determined by the size of each participant’s account values (based on the amount of actual contributions and by the actual investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life income fund, life annuity, joint annuity, etc.).

The table below presents the projected annual retirement benefits payable upon normal retirement for each of the Named Executive Officers. In addition, the total defined benefit accrued pension obligation for each NEO is shown in the following table along with the changes to the obligations during 2007. Benefits under the registered DC Plan will be in addition based on each NEO’s account balance at retirement.

		Projected Annual
	Years of	Pension Amounts			Accrued Pension Obligation
	Credited	at Normal Retirement(1)				Change During the Year
	Service			Estimated	At		Service,	At
	as of			pension(2)	Dec. 31/06(3)		Compensation and	Dec. 31/07(3)
Name	Dec. 31/07	Age	Service	($U.S.)	($U.S.)	Other(4)	Plan Changes(5)	($U.S.)

M.M. Wilson(6)	7.416	60	10.8	$455,000	$3,372,000	$192,000	$484,000	$4,048,000
B.G. Waterman	7.706	60	10.2	$148,000	$1,076,000	$198,000	$158,000	$1,432,000
R.L. Gearheard	11.417	60	13.6	$150,000	$1,361,000	$41,000	$49,000	$1,451,000
R.A. Wilkinson	4.390	60	10.8	$137,000	$478,000	$71,000	$137,000	$686,000
L. O’Donoghue	8.220	60	22.8	$216,000	$655,000	$73,000	$123,000	$851,000

Notes:

(1)	The table relates to defined benefit plan components of the retirement program applicable to each NEO.

(2)	The projected annual pension benefits are calculated assuming base salaries and target incentive levels in future years equal those in effect at the end of 2007.

(3)	The accrued pension obligations are the actuarial value of projected benefits for service accrued to the date indicated. The calculation of the amounts shown in the table use actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in the Corporation’s consolidated financial statements as of the date indicated. With the exception of amounts applicable to Mr. Gearheard, the conversion rate used was U.S.$1.00 = Cdn. $0.9881 and $1.1653 for December 31, 2007 and December 31, 2006, respectively.

(4)	The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian executives.

(5)	The amount related to service cost, compensation changes differing from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation’s consolidated financial statements), and the impact of freezing the registered U.S. Basic Plan benefit for Mr. Gearheard as at January 1, 2008.

(6)	The accrued pension obligation disclosed for Mr. Wilson includes all components of his retirement program as described earlier in this section.

Share Ownership Guidelines

The Corporation has share ownership guidelines applicable to the Named Executive Officers and other senior executives. The share ownership guidelines are intended to support the ongoing alignment of the interests of the Corporation’s senior executives with Shareholders through long-term ownership of the Common Shares. Affected officers are expected to achieve the following share ownership levels within five years of the date of the adoption of the share ownership guidelines by the Corporation, which was February 11, 2004, or by the fifth anniversary of an individual’s commencement of service as an officer, whichever is later. The guidelines for the Named Executive Officers are as follows:

Approximate Multiple
Executive Level	of Base Salary

CEO	Four Times
SVP, Finance & CFO	Two Times
SVP, Wholesale, and SVP, Retail	Two Times
Other SVPs and VPs	One Time

Note:

(1)	For purposes of these guidelines, share ownership includes Common Shares and performance share units, but excludes options to acquire Common Shares.

The following table sets out each of the Named Executive Officer’s equity ownership interest in the Corporation as of March 4, 2008:

NEO’s Equity Ownership as at March 4, 2008(1)				NEO’s “Equity at Risk”(1)
	Common	Stock		Amount	Multiple of
Named Executive Officer	Shares	Options	PSUs	(U.S.$)	Salary

Michael M. Wilson	155,000	620,087	237,406	28,068,801	21.9
Bruce G. Waterman	44,500	516,850	45,207	6,416,742	11.2
Richard L. Gearheard	41,638	206,300	41,094	5,917,820	12.9
Ron A. Wilkinson	4,500	89,000	41,707	3,305,187	6.6
Leslie A. O’Donoghue	7,500	56,700	22,770	2,165,213	4.9

Total	253,138	1,488,937	388,184	45,873,763

Note:

(1)	Named Executive Officers’ “Equity at Risk” Amount is shown as at March 4, 2008 based on the number of Common Shares and performance share units (“PSUs”) held by the Named Executive Officer and a share price of U.S.$71.53 as at close of business on March 4, 2008 and excludes the value of stock options.

Employment Contracts and Change of Control Arrangements

The Corporation entered into an executive employment agreement with Mr. Wilson on his appointment as President & Chief Executive Officer. Under the terms of this agreement, Mr. Wilson is entitled to receive a base salary subject to periodic review and adjustments, as well as annual and long-term incentives. The agreement also provides that if Mr. Wilson’s employment is terminated for any reason other than cause (including a change of control) he will receive a payment equal to his monthly base salary, 1/12 of his target annual and long-term incentives, and monthly benefits and perquisites multiplied by the lesser of thirty-six (36) months or the number of months remaining from the termination date to attainment of age 60.

The Corporation has entered into executive employment agreements with each of the Named Executive Officers (other than the Chief Executive Officer) that provide for a payment, upon termination for any reason other than cause, equal to his or her monthly base salary, 1/12 of his or her target annual incentives, and monthly benefits and perquisites multiplied by the lesser of twenty-four (24) or the number of months remaining from the termination date to the attainment of age 60.

In addition, all outstanding stock options held by Named Executive Officers are to become immediately vested upon a change in control of the Corporation. Performance share units do not vest upon a change in control of the Corporation, but the market value of performance share units is payable upon termination of employment of a Named Executive Officer for any reason other than just cause.

The HR&C Committee reviewed an analysis that quantifies possible incremental payments to each of the NEOs that may arise under various termination and share price scenarios, including approved normal retirement, resignation, termination for cause, termination not for cause, and change in control termination.

Submitted on behalf of the HR&C Committee:

R. J. Horner (Chair)
G. Gibara
S. A. Henry
R. S. Cunningham
V. J. Zaleschuk

SECTION FOUR: MISCELLANEOUS MATTERS

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except for routine indebtedness, none of our directors and executive officers or any of their associates is or has been indebted to us or any of our subsidiaries at any time during 2007. No indebtedness has been extended, renewed or has had its terms modified since July 29, 2002.

SHARE PERFORMANCE GRAPH

The following table compares the five year return on our Common Shares (assuming $100 invested on December 31, 2002 and reinvestment of dividends) with the S&P TSX Composite Index:

TOTAL COMMON SHAREHOLDERS’ RETURN

December 31, 2002-December 31, 2007 (Assuming Dividend Reinvestment)

CORPORATE GOVERNANCE

Our Board and management are committed to the continuous improvement of our governance practices and have been consistently recognized for excellence in corporate governance. Our corporate governance systems and principles of conduct have been engrained into our business operations and culture and will continue to play an important role in promoting appropriate oversight and consistent governance practices throughout our organization. Our governance practices comply with the requirements of the policies and guidelines of the Canadian securities regulators, and our disclosure in response thereto is set forth in Schedule “A” to this Circular. A cross referencing guide setting out the location in this Circular where we discuss our compliance with each of the requirements and guidelines described in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and Form 58-101F1 Corporate Governance Disclosure, National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), and the audit committee rules set forth in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), is attached to this Circular as Appendix “1” to Schedule “A”. Additional information relating to corporate governance at the Corporation may be found on our web site under “Corporate Governance” at www.agrium.com.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

We are not aware of any material interest of any director, officer, any person beneficially owing or exercising control or direction over 10% or more of our Common Shares, or any associate or affiliate of any of them, in any transaction since January 1, 2007 or any proposed transaction that has materially affected or will materially affect the Corporation or our affiliates.

DIRECTORS’ AND OFFICERS’ INSURANCE

We carry directors’ and officers’ liability insurance covering acts and omissions of our directors and officers and those of our subsidiaries. The policy has a covering limit of U.S.$100,000,000 in each policy year. The total premiums paid by the Corporation in 2007 were U.S.$967,107. The corporate policy provides for the Corporation to absorb a deductible amount of up to U.S.$1,000,000 on each loss depending on the nature of the loss.

Our by-laws provide for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by the director in respect of any action or proceeding to which the director is made a party by reason of being a director or officer of the Corporation, subject to limitations contained in our by-laws or the Canada Business Corporations Act. We also have agreements with each director and officer to provide indemnification to the extent permitted under the Canada Business Corporations Act.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered for inclusion in the 2009 Management Proxy Circular must be received by us on or before December 12, 2008.

ADDITIONAL INFORMATION AND OTHER DOCUMENTS

Financial information is provided in our comparative financial statements and management’s discussion and analysis for our most recently completed financial year.

Additional information relating to the Corporation is available on the SEDAR web site at www.sedar.com. Any shareholder wishing to receive a copy of this Circular, the Annual Report (including our consolidated annual financial statements and Management’s Discussion & Analysis for the Corporation’s most recently completed financial year) and our Annual Information Form may do so free of charge by contacting our Corporate Secretary at 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8 or by telephone at (403) 225-7000.

OTHER MATTERS

As of March 17, 2008, we know of no amendment, variation or other matter to come before the Meeting other than the matters referred to above.

DIRECTORS’ APPROVAL

The directors have approved the contents and mailing of this Circular.

BY ORDER OF THE BOARD OF DIRECTORS

Leslie A. O’Donoghue
Senior Vice President, General Counsel
& Corporate Secretary

March 17, 2008.

SCHEDULE “A”

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE PRACTICES AND GUIDELINES

The stewardship of the Corporation is primarily the responsibility of the Board of Directors and the four Committees of the Board, which work closely with the Chief Executive Officer whose primary responsibility is the executive leadership and operational management of the Corporation. Our Corporate Governance & Nominating Committee (the “CG&N Committee”) has specific responsibilities with respect to the continuing review, development and enhancement of our corporate governance practices. Our Board and management are committed to safeguarding and enhancing shareholder value through the highest standards of integrity, ethical conduct and accountability, and we believe in the continuous improvement of our practices in this important area.

AVAILABILITY OF GOVERNANCE MATERIAL

Our current Corporate Governance Guidelines, our Board and Committee Charters, our Terms of Reference for individual directors, our Board Chair, Committee Chairs and our Chief Executive Officer, our Code of Business Conduct and Ethics, and our Audit Committee Whistleblower Procedures are available on our web site under “Corporate Governance” at www.agrium.com. Our Code of Business Conduct and Ethics has been filed on SEDAR and EDGAR. Shareholders wishing to receive a copy of this material should submit their request by telephone (403) 225-7000, by facsimile (403) 225-7609, by mail to Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, Attention: Corporate Secretary or by e-mail by going to the “Contact Us” section of our web site at www.agrium.com.

ACCESS TO INDEPENDENT DIRECTORS

Our Board Charter and Corporate Governance Guidelines, both of which are available on our web site under “Corporate Governance” at www.agrium.com, provide a means of direct communication to our Board Chair and our independent directors. Interested parties may communicate directly with the Board Chair and the other independent directors as a group by contacting the Board Chair by sending by regular mail (or other means of delivery) to the corporate headquarters address of the Corporation a sealed envelope marked “Private and Strictly Confidential — Attention: Chair of the Board of Directors of Agrium Inc.”. Any such envelope shall be delivered unopened to the Board Chair.

ACCESS TO AUDIT COMMITTEE

Our Audit Committee’s Whistleblower Procedures and our Corporate Governance Guidelines provide a means of direct communication to our Audit Committee Chair and the Audit Committee. Interested parties may also communicate directly with the Audit Committee by contacting the Audit Committee Chair by sending by regular mail (or other means of delivery) to the corporate headquarters address of the Corporation a sealed envelope marked “Private and Strictly Confidential — Attention: Chair of the Audit Committee of Agrium Inc.”. Any such envelope shall be delivered unopened to the Chair of the Audit Committee.

CANADIAN SECURITIES ADMINISTRATORS GOVERNANCE GUIDELINES
AND DISCLOSURE REQUIREMENTS

The Corporation’s governance practices are consistent with the governance guidelines set forth in National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and the audit committee rules set forth in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), each of which has been adopted by Canadian securities regulatory authorities. The disclosure set forth herein is responsive to and complies in full with the disclosure requirements set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and Form 58-101F1 Corporate Governance Disclosure. The rules of the Canadian Securities Administrators (“CSA”) relating to governance practices and audit committees, including NP 58-201, MI 52-110 and NI 58-101, are collectively referred to herein as the “CSA Rules”. A cross referencing guide setting forth the location in this Circular where we discuss our compliance with the CSA Rules is set forth in Appendix “1” to this Schedule “A”.

NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Our Common Shares are listed on the New York Stock Exchange (the “NYSE”) and we comply in all material respects with the applicable NYSE corporate governance requirements as set out in the NYSE’s Listed Company Manual (the “NYSE Listing Standards”). We are not aware of any significant ways in which our corporate governance practices differ from those required of U.S. domestic companies under the NYSE Listing Standards.

OUR CORPORATE GOVERNANCE

Our Corporate Governance Guidelines (the “Guidelines”) provide a framework of authority and accountability to enable the Board and management to make timely and effective decisions that promote shareholder value while complying with applicable law and our commitment to ethical conduct, integrity and transparency.

The primary responsibility of our Board is to foster our long-term success by creating and preserving value for the Corporation consistent with the Board’s responsibility to Shareholders to maximize shareholder value. The Board continually assesses the principal risks associated with our business and takes reasonable steps to ensure the integrity and effectiveness of our internal controls, management information systems and financial procedures. The Board has adopted and engages in an annual strategic planning process and approves the Corporation’s strategic plan. The Board also approves the content of our major public documents.

The Chief Executive Officer’s primary responsibility is to lead the Corporation in the management of the business and operations of the Corporation, and to formulate our proposed goals, strategies and objectives, present them to the Board for approval and, as approved, to keep the Board informed of our progress towards them. The Board annually conducts and performs an evaluation of our Chief Executive Officer and considers succession planning, including for the Chief Executive Officer, and management and executive development. The Board also becomes acquainted with our high potential executives.

The Board ensures that senior executives are fairly and competitively compensated, with a large portion of compensation being performance based and linked to meaningful and measurable performance targets. Our Guidelines set a goal of obtaining clear and transparent disclosure of all significant matters to all Shareholders simultaneously.

Our Guidelines provide that a Board of between nine and twelve members is appropriate for us, except that the number of directors may exceed the recommended maximum to accommodate the succession and transition of additional appointments pending anticipated director retirement(s). The Guidelines require that at least two-thirds of the Board be independent and provide that the maximum number of management directors be limited to two directors. Historically, all of our directors have been independent other than the Chief Executive Officer. Our Guidelines establish a specific definition of independence that meets or exceeds applicable legal and regulatory requirements. Directors are required to disclose their interests relating to their independence at least annually and, in any event, when such interests change, so that the Board can continually assess the independence of each director.

We require our directors to have demonstrated integrity and high ethical standards; to have experience, business knowledge and sound judgment relevant to our activities; to understand fiduciary duties; to be financially literate; to have advocacy and consensus building skills; to have abilities that complement other Board members; and to be willing to devote sufficient time to the work of the Board and its Committees. Our Guidelines require the Board to maintain a long-term plan for the composition of the Board.

Our Corporate Governance Guidelines also provide that no director shall serve on the boards of directors of more than four public companies (or related group of public entities where the related public entities may be counted as one board membership for these purposes), unless our Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on our Board and such determination is disclosed in our Management Proxy Circular and in our Annual Information Form.

Each director is responsible for providing constructive counsel to and oversight of management and to advance our interests and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the issues facing us.

The Board, the Board Chair, any of the Committees and, in appropriate circumstances, each of the directors are entitled to engage independent consultants or advisors at our expense.

The Board ensures that new directors undertake a comprehensive orientation program, and that continuing director education is provided to board members.

The CG&N Committee is responsible for reviewing director compensation annually, including a review of comparative information and consideration of the duties, responsibilities and commitments of directors. Pursuant to our Guidelines, our directors are expected to maintain share ownership of approximately five times the value of their annual retainer, and to achieve this requirement within five years of their appointment to the Board. Our directors are encouraged to take their compensation in deferred share units (“DSUs”) until such time as such director owns the required share ownership value.

The CG&N Committee also reviews our Guidelines periodically and submits recommended changes to the Board for approval, taking into account emerging best practices.

BOARD COMPOSITION AND INDEPENDENCE

The Board is currently composed of twelve (12) directors and eleven (11) nominees will be proposed for election at our Annual General Meeting (all of whom are current directors). The Board considers a board size of nine to twelve members to be an appropriate number for our size, and sufficient to provide an appropriate mix of backgrounds and skills.

The Board has determined that ten of the eleven proposed directors are “independent” for the purposes of the NYSE Listing Standards and the CSA Rules.

Independence Status of Director Nominees
Name	Management	Independent	Not Independent	Reason for Non-Independent Status

Ralph S. Cunningham		✓
D. Grant Devine		✓
Germaine Gibara		✓
Russell K. Girling		✓
Susan A. Henry		✓
Russell J. Horner		✓
A. Anne McLellan		✓
Derek G. Pannell		✓
Frank W. Proto		✓
Michael M. Wilson	✓		✓	Mr. Wilson is President & Chief Executive Officer of the Corporation.
Victor J. Zaleschuk		✓

Mr. Wilson, the Chief Executive Officer of the Corporation, is not independent. In determining that each director other than Mr. Wilson is independent, the Board affirmatively determined that each such director has no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation and that each such director did not receive any consulting, advisory, or other compensatory fee from the Corporation except in the capacity as a member of the Board or a Committee. In addition, in determining independence the Board determined that each such director has not been an employee (and no immediate family member of the director has been an executive officer of) the Corporation within the past three years; that each such director has not received (and no immediate family member of the director has received) more than Cdn.$75,000 per year in direct compensation from the Corporation, other than director and Committee fees and pension and other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) in any of the past three years; that each such director is not a current partner or employee of KPMG LLP, our external auditors, nor within the past three years has been a partner or employee of KPMG LLP who personally worked on the Corporation’s audit during that time (and no immediate family member of the director is a current partner of KPMG LLP or is a current employee of KPMG LLP who participates in that firm’s audit, assurance, or tax compliance practice or within the past three years was a partner or employee of KPMG LLP who personally worked on the Corporation’s audit during that time); that each such director has not been employed (and no immediate family member of the director has been employed) within the past three years as an executive officer of another company where any of that company’s present executive officers at the same time has served on that other company’s compensation committee; and each such director is not and has not been an employee (and no immediate family member of the director is or has been an executive officer) of an entity that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1,000,000 or 2% of such other entity’s consolidated gross revenues.

In order to assist the Board in making its determinations with respect to the independence of its members, all directors annually complete a detailed Disclosure Questionnaire which includes inquiries regarding any direct or indirect business relationships or interest in transactions between each director and the Corporation, as well as each director’s shareholdings and equity-based interests in the Corporation. This Questionnaire is further supplemented by internal inquiries that are conducted concerning the details of any business relationships or transactions that may exist between other corporations or organizations in which our directors have a direct or indirect interest and the Corporation. This information is reviewed by the Board at least annually as well as on an ongoing basis as appropriate in light of the applicable factual circumstances in order to permit the Board to make its independence determinations.

Each year, all of our directors certify their compliance with the Corporation’s Code of Business Conduct and Ethics (described on page A-11), which includes a requirement for the directors to declare any material relationships and any actual or potential conflict of interest.

INTERLOCKING DIRECTORSHIPS

Mr. Zaleschuk and Ms. McLellan are members of the Boards of Directors of each of Nexen Inc., a global energy company, and Cameco Corporation, the world’s largest uranium producer. Our Board of Directors has determined that there is no material business relationship between the Corporation and either of Nexen Inc. or Cameco Corporation. The Committees of the Boards of each of Nexen Inc. and Cameco Corporation on which Mr. Zaleschuk and Ms. McLellan serve together are also set out below. The Board has determined that the directorships with the Corporation, Nexen Inc. and Cameco Corporation held by Mr. Zaleschuk and Ms. McLellan do not affect their independence.

Company	Director	Interlocking Committee Memberships

Nexen Inc.	Anne McLellan	Health, Safety, Environment and Social Responsibility; Finance
	Victor J. Zaleschuk	Health, Safety, Environment and Social Responsibility; Finance
Cameco Corporation	Anne McLellan	Human Resources and Compensation; Nominating, Governance and Risk
	Victor J. Zaleschuk	Human Resources and Compensation; Nominating, Governance and Risk

BOARD CHARTER

In addition to the responsibilities of the Board mandated by law, the Board is responsible for developing the Corporation’s approach to corporate governance, including the development of the Guidelines, and satisfying itself, to the extent feasible, of the integrity of the Chief Executive Officer and other executive officers. The Board promotes, and expects the Chief Executive Officer and the other executive officers to promote, a culture of integrity throughout the Corporation. The Board also considers and approves our annual capital and operating budgets and any significant changes to those budgets, all major acquisitions, dispositions and financing transactions, as well as all matters involving our securities. The Board has specifically assumed responsibility for the stewardship of the Corporation’s strategic and succession planning processes and regularly considers the principal risks associated with our business and how these risks are managed. Under its Charter, the Board also has responsibility for management and human resources, financial and corporate issues, corporate procedure and policies, and compliance reporting and corporate communications. The Board Charter is available on our web site under “Corporate Governance” at www.agrium.com and is attached to this Circular as Schedule “B”.

RESPONSIBILITIES OF BOARD CHAIR

The Terms of Reference for the Board Chair require that he or she be an independent director appointed as Chair annually by the Board. The Board Chair is charged with the responsibility to lead the Board and organize it to function independently of management so as to foster ethical and responsible decision making, appropriate oversight of management and the best corporate governance practices. The Board Chair schedules in camera sessions at the beginning and at the end of each regularly scheduled meeting of the Board, to meet with only members who are independent. The Board Chair is responsible for ensuring that matters to be considered by the Board are properly presented so as to use directors’ time wisely and safeguard the time to be dedicated to strategic planning, review, discussion and decision making. The Board Chair is responsible for setting the Agenda of each meeting and for the quality of the information sent to or presented to the Board. The Board Chair provides advice and counsel to the Chief Executive Officer and other senior executives and leads the Board process for assessment of the effectiveness of the Board, the Committees of the Board, the Committee Chairs, and individual directors. The position of Board Chair and Chief Executive Officer have been separate throughout the history of the Corporation since it went public in 1993. Our Terms of Reference provide that the Board Chair, when he or she considers it necessary or advisable, may retain, at our expense, outside consultants or advisors to advise independently on any matter. The Terms of Reference for the Board Chair are available on our web site under “Corporate Governance” at www.agrium.com.

EXPECTATIONS OF OUR DIRECTORS

The Terms of Reference for individual directors identify the specific responsibility of individual directors and enhance coordination and communication within the Board and between the Board and management. These Terms of Reference include specifying the director’s responsibilities for corporate stewardship, including advancing the interests of the Corporation and the Board, exercising appropriate fiduciary obligations, providing constructive assistance to management and preserving confidentiality. The Terms of Reference include responsibility for integrity and loyalty, including compliance with our Code of Business Conduct and Ethics and appropriate disclosure of all conflicts or potential conflicts. In order to ensure the exercise of independent judgment, each director must disclose all interests outside the Corporation that may be affected by specific transactions or agreements being considered by the Board, so that consideration can be given to the director’s abstention from discussion, abstention from voting, or other refusal. The Terms of Reference require each director to be diligent in preparing for and attending Board and Committee meetings and communicating with the Board Chair and Chief Executive Officer between meetings. Under the Terms of Reference each director is responsible for full and frank participation and communication within the Board and each Committee on which he or she serves, as well as with management. We expect that each director will become knowledgeable about our business, with the environments in which we operate, and with our executive management team and high potential executive candidates. Each director has the responsibility to attend Board and Committee meetings, and the Board would be concerned if, in the absence of extenuating circumstances, a director attended less than 80% of such meetings. Directors are also expected to attend our annual meeting. We also have Terms of Reference for the Chairs of the Committees that specify their responsibilities. The Terms of Reference for individual directors and the Terms of Reference for our Committee Chairs are available on our web site under “Corporate Governance” at www.agrium.com.

We expect each director to expend sufficient time to fully review all material for and otherwise prepare for each Board and Committee meeting, as well as to fully participate in each meeting and be available to provide assistance and guidance between meetings as called upon.

Directors are expected to offer their resignation upon request by the Board on a change in occupation or professional association, failure to attend meetings or otherwise devote appropriate time to fulfilling his or her responsibilities or an inability to resolve a conflict of interest.

BOARD ORIENTATION AND CONTINUING EDUCATION

The CG&N Committee is responsible for the orientation and continuing education of new directors. The expectations of a new director on our Board, including specific responsibilities, Committee appointments, workload and time commitments, are reviewed in advance with potential Board candidates. Such candidates are also provided with a copy of our Directors’ Manual prior to joining our Board which includes, among other items, our Terms of Reference for individual directors, Board and Committee Charters, Corporate Governance Guidelines, our Code of Business Conduct and Ethics for directors, officers and employees, as well as extensive information relating to the Corporation and our industry. Prior to joining the Board, a new director will have been provided with copies of our corporate governance documents, together with certain corporate policies, recent analysts’ reports and press releases, and various company and industry brochures.

Each new director attends a comprehensive orientation at which members of senior management review our business, corporate strategy, financial profile, governance systems, culture, and current key issues. The orientation also affords an opportunity to review the Directors’ Manual provided to new directors to facilitate further discussion regarding the role of the Board, its Committees and their members in the context of our business operations. Upon accepting a position on our Board, a new director is required to acknowledge his or her commitment to comply with our Code of Business Conduct and Ethics. New directors are afforded the opportunity to meet individually with members of senior management, and all directors have regular access to management personnel to discuss Board presentations and other matters of interest.

Continuing education is provided through a number of methods, including visits to our sites and facilities (which all of our directors are encouraged to attend to familiarize themselves with our business and to become acquainted with senior plant personnel and high potential employees), an annual comprehensive dedicated off-site strategy session, presentations from management, employees and outside experts to the Board and its Committees on topics of interest and developing issues within their respective responsibilities, and ongoing distribution of relevant information.

Mr. Girling and Ms. McLellan have completed the Directors’ Education Program developed jointly by the Institute of Corporate Directors (ICD) and the Joseph L. Rotman School of Management, University of Toronto, earning the ICD.D accreditation. Ms. Gibara has completed the Corporate Governance — Making Boards More Effective Program provided by Harvard Business School.

DIRECTOR SUCCESSION PLANNING

The Board, through the CG&N Committee, has the responsibility to review at least annually the skills and experience represented on the Board in light of the Corporation’s strategic direction, opportunities and risks, having regard as well to the most recently conducted Board performance evaluation. As part of our Board Succession Planning and Director Recruitment Program, the CG&N Committee maintains and regularly evaluates, at least annually, a comprehensive matrix regarding our current Board composition describing our current directors’ experience, qualifications, competencies and skills in order to allow the Board to focus on identifying and attracting new members that would most benefit our Board at any particular point in time. The CG&N Committee also maintains a list of potential Board candidates for future consideration. Our director recruiting process will generally involve a variety of methods as appropriate in the judgment of the Board, obtaining input from various sources and background checks.

BOARD PERFORMANCE EVALUATION

The CG&N Committee conducts a periodic evaluation of our Board of Directors, the Board Chair, each of the Board Committees, and each of the Committee Chairs, in conjunction with an individual director assessment that is separately stewarded by our Board Chair with the assistance of an external corporate governance expert. The methodology includes in-depth interviews by the governance expert with each of the directors and members of senior management, the completion of an analytical Board Effectiveness Questionnaire by each of the directors, data analysis by the governance expert, feedback on preliminary findings, and reporting to and discussion among the directors. The Board Evaluation process provides a forum within which to assess the Board’s effectiveness and successes, as well as an opportunity to seek out opportunities for continuous improvement.

The current Board Evaluation is focusing on reviewing both past improvements as well as potential future enhancements primarily in the areas of strategic planning, risk management, executive compensation processes, sustainability planning, and Director & CEO succession planning. The Board Evaluation process itself was assessed in the latter half of 2007 with a view to enhancing its rigor and effectiveness as part of an ongoing system designed to assist the Board, the Board Chair, the Board Committees and the Committee Chairs in contributing to the Corporation’s successes and continuing to add strategic value.

The process includes a review by the CG&N Committee and discussions with the full Board regarding the composition of the Board and the mix of directors’ attributes, experience and qualifications. This complements the CG&N Committee’s ongoing skills assessment that is used as an important component of director succession planning and continuing director education. The Committee maintains a skills matrix for each of the directors indicating their areas and levels of expertise in numerous areas, which include, among others, international business, mergers and acquisitions, financial and accounting, former CEO/senior officer experience, and experience in the areas of executive compensation, agricultural/chemical, operational/engineering, manufacturing/industrial, natural resources, marketing/sales, research & development, as well as geographic, age and gender diversity.

Our Board Evaluation process also includes an assessment of the Board Chair which is conducted under the stewardship of the CG&N Committee which typically involves interviews with the directors and members of senior management, the completion of a questionnaire, and feedback through an external corporate governance expert.

MANDATORY DIRECTOR RETIREMENT

We have a policy that a director shall not normally be nominated for election at the annual meeting of Shareholders next held following the date on which he or she attains the age of 70 years.

BOARD AND COMMITTEE ATTENDANCE

During 2007, the Board and Committees held the following number of meetings:

Number of Meetings
Held During 2007

Board Meetings	10
Audit Committee	8
Corporate Governance & Nominating Committee	4
Human Resources & Compensation Committee	5
Environment, Health & Safety Committee	4

During 2007, the directors attended Board and Committee meetings as follows:

Director	Committee Membership (*Denotes Chair of a Board Committee)	Board	Committees	Overall

Carragher(1)	Audit; Corporate Governance & Nominating*	10 of 10	7 of 8	94%
Cunningham	Audit; Human Resources & Compensation	10 of 10	13 of 13	100%
Devine	Corporate Governance & Nominating; Environment, Health & Safety	10 of 10	8 of 8	100%
Gibara	Corporate Governance & Nominating; Human Resources & Compensation	10 of 10	7 of 8	94%
Girling	Audit; Corporate Governance & Nominating	10 of 10	12 of 12	100%
Henry	Environment, Health & Safety*; Human Resources & Compensation	10 of 10	9 of 9	100%
Horner(2)	Audit; Human Resources & Compensation*; Environment, Health & Safety	10 of 10	13 of 13	100%
McLellan	Corporate Governance & Nominating; Environment, Health & Safety	10 of 10	8 of 8	100%
Proto(3)	Audit; Environment, Health & Safety	10 of 10	12 of 12	100%
Zaleschuk	Audit*; Human Resources & Compensation	10 of 10	13 of 13	100%
Wilson	Mr. Wilson is not a member of any Committee, but attended all of the Committee meetings (other than the in camera sessions of the independent directors which are held at all Board and Committee meetings)	10 of 10	N/A	100%

Notes:

(1)	Mr. Carragher was a member of the Audit Committee until May 9, 2007.

(2)	Mr. Horner was appointed to the Audit Committee on May 9, 2007.

(3)	Mr. Proto attended all Committee meetings of the Board during 2007 but only received meeting fees in respect of those Committees of which he was a member during Q1 and Q2.

COMPENSATION OF DIRECTORS

The CG&N Committee annually reviews director compensation using comparative Canadian and U.S. data provided by independent professional compensation consultants. The table below shows the compensation for directors as amended May 9, 2007:

Amount
(U.S. $)
Type of Fee	(as amended May 9, 2007)

ANNUAL RETAINER
Board Chair Annual Cash Retainer (inclusive of all meeting fees)	$150,000
Board Chair Annual DSU Grant/Value	$150,000
Board Members Annual Cash Retainer (except Board Chair)	$ 60,000
Board Members Annual DSU Grant/Value (except Board Chair)	$ 60,000
Committee Retainer	$ 3,500
Committee Chair (except Audit Chair)	$ 5,500
Audit Committee Chair Retainer	$ 15,000
ATTENDANCE FEES
Board & Committee Meetings (except Audit)	$1,000 per meeting
Audit Committee Meetings	$1,500 per meeting
Travel Allowance(1)	$1,000

Notes:

(1)	Effective July 1, 2007, the Board Chair no longer received meeting fees, but attends all Board and Committee meetings.

(2)	A travel allowance of U.S. $1,000 is paid to each non-executive director who travels out of his or her province or state of residence to a meeting site.

Prior to July 1, 2007, the Board Chair received an annual cash retainer of $125,000, and was paid for meeting fees for Board meetings as well as Committee meetings for those Committees of which he was a member. Prior to July 1, 2007, the directors (other than the Board Chair) received an annual cash retainer of $35,000. The annual cash retainer for chairing a Board Committee (other than Audit) was increased, effective July 1, 2007, from $1,500 to $5,500. An annual cash retainer for chairing the Audit Committee of $15,000 was implemented effective July 1, 2007, in the place of the prior practice of compensating the Audit Committee Chair on a per diem basis for performance of certain additional Audit Committee Chair duties outside of Audit Committee meetings.

As at March 17, 2008, non-executive directors held 25,000 options to acquire Common Shares. These options have exercise prices of Cdn.$11.85 to Cdn.$16.01 per share, being the closing prices of the Common Shares at the time of the grant, and expire ten years after the date of grant.

In December 2001, the Board approved a deferred share unit fee plan (the “DSU Fee Plan”) for all directors. The DSU Fee Plan allows directors to elect to receive their remuneration in the form of DSUs, cash or any combination thereof, subject to having satisfied the share ownership requirements set out in our Corporate Governance Guidelines. The number of DSUs issued is calculated by dividing the electing director’s remuneration by the fair market value of the Common Shares on the conversion date (generally the last business day of each quarter). When a director leaves the Board, he or she is entitled to receive the then market value of a Common Share for each DSU held. During 2007, six (6) directors were issued a total of 9,019 DSUs under the DSU Fee Plan.

In May 2002, the Board approved a deferred share unit grant plan (the “DSU Grant Plan”) which allows the Board to grant DSUs to directors. A director leaving the Board is entitled to receive the then market value of a Common Share for each DSU held. During 2007, directors were issued a total of 18,150 DSUs under the DSU Grant Plan (including 440 DSUs issued as an adjustment for dividends paid on our common shares in 2007).

No director (other than the Chief Executive Officer) receives any pension from the Corporation.

The following table sets out the fees paid to each of the Corporation’s non-executive directors in the year ended December 31, 2007:

							Cash
		Committee	Committee	Board	Committee		Value(2)		Portion of
	Board	Member	Chair	Attendance	Attendance	Travel	of DSU		Fees taken
Director	Retainer	Retainer	Retainer	Fees	Fees	Allowance	Grants	Total	in DSUs

Carragher	$47,500	$5,250	$3,500	$10,000	$8,500	$6,000	$57,242	$137,992	41% DSUs
Cunningham	$47,500	$7,000	$750	$10,000	$17,000	$5,000	$57,242	$144,492	40% DSUs
Devine	$47,500	$7,000	$750	$10,000	$9,000	$7,000	$57,242	$138,492	41% DSUs
Gibara	$47,500	$7,000	—	$10,000	$8,000	$4,000	$57,242	$133,742	100% DSUs
Girling	$47,500	$7,000	—	$10,000	$16,000	$1,000	$57,242	$138,742	100% DSUs
Henry	$47,500	$7,000	$2,750	$10,000	$9,000	$6,000	$57,242	$139,492	100% DSUs
Horner	$47,500	$8,750	$2,750	$10,000	$15,000	$7,000	$57,242	$148,242	100% DSUs
McLellan	$47,500	$7,000	—	$10,000	$8,000	$1,000	$57,242	$130,742	100% DSUs
Proto(3)	$137,500	—	—	$3,000	$8,000	$13,000	$143,104	$304,604	47% DSUs
Zaleschuk	$47,500	$7,000	$7,500	$10,000	$17,000	$3,000	$57,242	$149,242	69% DSUs

Notes:

(1)	All amounts are in U.S. dollars.

(2)	Excludes DSUs issued on payment of Board or Committee fees or as an adjustment for dividends. Value of the DSUs is the Market Value of a Common Share on the date of grant.

(3)	Effective July 1, 2007, the Board Chair no longer receives meeting fees, but attends all meetings.

The following table sets out each director’s equity ownership interest in the Corporation and any changes in the ownership interest since our 2007 proxy circular disclosure:

	Directors’ Equity Ownership Interest and Changes Therein									Directors’	Equity
	Equity Ownership as at			Equity Ownership as at			Net Change in			“Equity	at Risk
	March 9, 2007(1)			March 13, 2008			Equity Ownership			at Risk”	Multiple
	Common	Stock		Common	Stock		Common	Stock		Amount(2)	of Annual
Directors	Shares	Options	DSUs	Shares	Options	DSUs	Shares	Options	DSUs	(U.S.$)	Retainer

Carragher	10,000	—	15,249	500	—	16,820	(9,500)	—	1,571	1,256,220	20.94
Cunningham	4,875	—	15,249	—	—	16,820	(4,875)	—	1,571	1,219,955	20.33
Devine	—	15,000	15,249	—	15,000	16,820	—	—	1,571	1,219,955	20.33
Gibara	—	—	14,727	100	—	17,847	100	—	3,120	1,301,696	21.69
Girling	6,000	—	4,853	6,000	—	8,065	—	—	3,212	1,020,134	17.00
Henry	—	10,000	35,770	—	10,000	39,050	—	—	3,280	2,832,297	47.20
Horner	500	—	14,485	1,000	—	17,805	500	—	3,320	1,363,927	22.73
McLellan	—	—	2,083	100	—	5,121	100	—	3,038	378,679	6.31
Pannell(3)	—	—	—	—	—	—	—	—	—	—	—
Proto	21,900	—	24,047	21,900	—	27,950	—	—	3,903	3,615,621	24.10
Wilson	155,000	620,087	—	155,000	703,887	—	—	83,800	—	11,242,150	N/A
Zaleschuk	2,000	—	15,236	2,000	—	17,720	—	—	2,484	1,430,292	23.84

Total	200,275	645,087	156,948	186,600	728,887	184,018	(13,675)	83,800	27,070	26,880,926	—

Notes:

(1)	As disclosed in the Corporation’s management proxy circular for the annual meeting held May 9, 2007.

(2)	Directors’ “Equity at Risk” Amount is shown as at March 13, 2008 and was the market value (determined by reference to the closing price of Common Shares on the Toronto Stock Exchange (the “TSX”) of the Common Shares and deferred share units owned by the director and excludes options.

(3)	Mr. Pannell was appointed to our Board on February 27, 2008, and as such is expected to acquire share ownership (including Common Shares and DSUs) equal to five times his annual retainer within five years of his appointment to the Board.

In March 2002, the Board amended our Stock Option Plan so that non-executive directors would no longer be eligible to receive stock options. There are no other stock option plans of the Corporation in which the directors are eligible to participate.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS

Our Corporate Governance Guidelines provide that each director is to acquire and maintain share ownership of approximately five times their annual retainer within five years of their appointment and to receive their compensation in DSUs until the minimum share ownership threshold is met. We consider share ownership to include Common Shares and DSUs but exclude options to acquire Common Shares.

BOARD MEETINGS INDEPENDENT OF MANAGEMENT

Our independent directors meet at the beginning and at the end of each regularly scheduled Board meeting without any members of management present and each of our Board Committees regularly meet in camera with only the independent board members at all meetings.

CHIEF EXECUTIVE OFFICER

Our Terms of Reference for the Chief Executive Officer identify specific responsibilities in order to enhance coordination and communication with the Board. The Chief Executive Officer’s primary responsibility is the executive leadership and operational management of the Corporation and its business and affairs. The Terms of Reference for our Chief Executive Officer add other specific responsibilities including implementation of capital, operating and strategic plans; developing appropriate budgets and forecasts; identifying and managing principal risks of the business; maintaining an effective organizational structure including succession training and management; maintaining effective control and coordination mechanisms for our activities including internal control and management information systems; maintaining appropriate industry, governmental, public and other external relationships; ensuring safe and efficient business operations in compliance with environmental, health and safety obligations; and fostering a high performance corporate culture that promotes ethical practices, encourages individual integrity, accountability and social responsibility. The Terms of Reference for our Chief Executive Officer are available on our web site under “Corporate Governance” at www.agrium.com.

The HR&C Committee and the Board Chair annually conduct a formal evaluation of our Chief Executive Officer to assess performance based primarily on four criteria, namely the achievement of the Chief Executive Officer’s goals for the year under review, the personal effectiveness of the Chief Executive Officer in leading the development and implementation of corporate strategies, the accomplishment of financial and non-financial corporate key performance indicators as approved by the Board for the year under review, and the Terms of Reference for the Chief Executive Officer. The Chief Executive Officer also submits a written self-assessment to the HR&C Committee and the Board Chair. The Board Chair and the Chair of HR&C Committee present the results and recommendations for the evaluation to the independent members of the Board, who together determine the Chief Executive Officer’s compensation and provide feedback and recommendations in connection with his performance evaluation, which are then reviewed with the Chief Executive Officer by the Board Chair together with the Chair of the HR&C Committee.

Our Corporate Governance Guidelines also provide that the Chief Executive Officer will not accept more than one directorship on another publicly-traded entity.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors and our management have established a tone at the top for our organization that is based on uncompromising integrity and ethical standards. Our principles of conduct and governance processes have been imbedded into our business operations and culture. Our employees, directors and officers (including our Chief Executive Officer, principal financial officer, principal accounting officer / controller or persons performing similar functions) are required to comply with our Code of Business Conduct and Ethics (the “Code”). Directors, officers and most employees of the Corporation (excluding certain unionized employees, as well as casual or seasonal workers) annually certify compliance with the Code which is monitored by the Board and the CG&N Committee. Waivers of the Code for directors and executive officers may only be granted by the Board or by the CG&N

Committee, and are disclosed in compliance with applicable law and regulatory requirements. Our Code is available on our web site under “Corporate Governance” at www.agrium.com.

We also have “whistleblower” procedures to permit employees to anonymously report concerns regarding compliance with corporate policies and applicable laws, as well as any concerns regarding auditing and accounting matters. These “whistleblower” procedures ensure that employee reports are treated as confidential and require that a senior executive under the supervision of the Audit Committee, or the Audit Committee itself, assess each report and take appropriate steps to address such concerns. We also have a toll free Compliance Hotline available to allow employees to anonymously report violations or suspected violations of any law or company policy, including concerns or complaints regarding accounting, internal control or auditing matters. The Compliance Hotline is operated by an independent third party service provider, and calls are answered by Communications Specialists who are trained in handling calls of a sensitive nature. Hotline complaints are reported at least quarterly to our Audit Committee and Board Chair (and more frequently, as appropriate), as well as to other Board Committees where the subject matter falls within such other Committee’s mandate.

STANDING COMMITTEES OF THE BOARD

The Board has four Standing Committees: the Audit Committee, the HR&C Committee, the CG&N Committee and the EH&S Committee. Each Committee has a defined mandate as set out in its Charter.

AUDIT COMMITTEE

V. J. Zaleschuk, CA (Chair)
R. S. Cunningham
R. K. Girling
R. J. Horner
F. W. Proto

Qualification of Members

The Board has determined that each member of the Audit Committee is “independent” and is “financially literate” within the meaning of and as required by MI 52-110 and none receives, directly or indirectly, any compensation from the Corporation other than for service as a director and a member of the board committees of the Corporation. In considering whether a member of the Audit Committee is financially literate, the Board looks at the ability to read a set of financial statements, including a balance sheet, income statement and a cash flow statement, of a breadth and complexity similar to that of the Corporation’s financial statements.

Audit Committee Financial Expert

The Board has determined that Mr. Zaleschuk is an “audit committee financial expert” for the purpose of the Sarbanes-Oxley Act of 2002.

Relevant Education and Experience of Audit Committee Members

See the full biographies under “Election of Directors” on pages 4 through 9 hereof for the relevant education and experience of each member of the Audit Committee.

Audit Committee Oversight

Since January 1, 2007, the commencement of our most recently completed financial year, there has been no recommendation of the Audit Committee to nominate or compensate an external auditor that has not been adopted by the Board.

Pre-Approval Policy and Procedures

The Audit Committee has delegated to the Chair of the Audit Committee the authority to act on behalf of the Audit Committee between meetings of the Audit Committee with respect to the pre-approval of audit and permitted non-audit services provided by KPMG LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Audit Committee.

Additional Information

Additional information regarding the Audit Committee, including certain information that is required to be disclosed in accordance with MI 52-110, is found in Item 16 of our Annual Information Form dated February 27, 2008.

Charter

The Audit Committee is responsible for assisting the Board’s oversight of our accounting and financial reporting processes, the quality and integrity of our financial statements and the effectiveness of our internal controls. The financial statements are the responsibility of management, and the external auditors express an independent opinion on the annual consolidated financial statements, which are then approved by the Board. The Audit Committee is directly responsible for the retention and oversight of the services of the external auditors, who report directly to the Audit Committee. The Audit Committee has a specific Charter that explicitly mandates direct communication with our internal and external auditors independently of management, ongoing review of our external auditors, including recommendations to the Board of the appointment (subject to shareholder approval) and termination of the external auditors, discussion and review of the scope of the audit and audit plans of the internal and external auditors, pre-approval of audit and permitted non-audit services, review of the qualifications, independence and fees of the external auditors, and establishment of hiring policies for employees or former employees of the external auditors. In addition, the Audit Committee is responsible for overseeing management reporting, internal controls and management information, and reviewing financial risk assessment and risk management issues. The Audit Committee reviews our audited consolidated financial statements and selected corporate disclosure documents, including management’s discussion and analysis contained in our annual report, the annual information form, prospectuses and offering documents, and other major shareholder communications containing significant financial information, before they are approved by the Board. The Audit Committee is also responsible for approval of our interim quarterly financial statements and reviews issues relating to legal and regulatory responsibilities to ensure compliance. The Audit Committee has established procedures for (a) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submissions by our employees of concerns regarding accounting or auditing matters.

The Audit Committee is also required to review its Charter on an annual basis and recommend any appropriate changes to the Board. This Committee met on eight occasions in 2007. The full Charter of the Audit Committee can be found on our web site under “Corporate Governance” at www.agrium.com.

Availability of Chair

The Chair of the Audit Committee will be available at the meeting to answer Shareholders’ inquiries in the areas covered by the Audit Committee’s mandate.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

N. Carragher (Chair)
G. Gibara
R. K. Girling
D. G. Devine
A. A. McLellan

Qualification of Members

The Board has determined that each member of the CG&N Committee is independent within the meaning of the CSA Rules and the NYSE Listing Standards.

Charter

The CG&N Committee is responsible for assisting the Board in fulfilling its responsibilities with respect to the continuing review and development of our corporate governance system, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics for directors, officers and employees, the Charters for our Board and its committees, as well as Terms of Reference for our Board Chair, Committee Chairs, individual directors, and the Chief Executive Officer. The CG&N Committee is also responsible for the review and recommendation to the Board of our reports on compliance with the governance guidelines and requirements of applicable regulators and securities exchanges. The CG&N Committee reviews and recommends compensation for Board and Committee service, and oversees the administration of the DSU Plans. The CG&N Committee is also responsible for the annual evaluation of the overall performance of the Board, the Board Chair, the Board Committees, the Committee Chairs, and individual directors pursuant to an evaluation system that is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The CG&N Committee monitors the relationship between management and the Board to ensure that the Board is able to, and in fact does, function independently of management. The CG&N Committee also assists the Board in identifying and recommending qualified individuals to become Board members, consistent with criteria approved by the Board, and to recommend to the Board persons for nomination to the Board. The CG&N Committee also provides recommendations as to the size, composition, operation and effectiveness of the Board and its Committees, and identifies and makes recommendations respecting the appointment of members to Board Committees. The CG&N Committee also develops and implements an orientation and ongoing education program for directors, and ensures that Board Committees and individual directors can engage outside advisors.

The CG&N Committee is also required to review its Charter on an annual basis and recommend any appropriate changes to the Board. The CG&N Committee met on four occasions in 2007. The full Charter of the CG&N Committee can be found on our web site under “Corporate Governance” at www.agrium.com.

Availability of Chair

The Chair of the CG&N Committee will be available at the meeting to address Shareholders’ inquiries in the areas covered by the CG&N Committee’s mandate.

HUMAN RESOURCES & COMPENSATION COMMITTEE

R. J. Horner (Chair)
R. S. Cunningham
G. Gibara
S. A. Henry
V. J. Zaleschuk, CA

Qualification of Members

The Board has determined that each member of the HR&C Committee is independent within the meaning of the CSA Rules and the NYSE Listing Standards.

Charter

The HR&C Committee is established to assist the Board in fulfilling its responsibilities relating to matters of human resources and compensation, and to establish a plan of continuity and development of senior management. The HR&C Committee has responsibility for overseeing the evaluation of management, reviewing and making recommendations to the Board regarding the appointment of and the compensation arrangements for our executives (including salaries, incentives, equity-based compensation and benefits), as well as reviewing the annual salary policies of and programs relating to employees. The HR&C Committee also approves the investment, funding and benefits policies relating to, and any material changes in, our retirement plans. The Committee reviews and approves the use of corporate goals and objectives that are relevant to the compensation of our Chief Executive Officer and reviews the performance of the Chief Executive Officer in light of those goals and objectives in order to determine and, together with the independent directors, approve his compensation level based on this evaluation. The Committee prepares a report on executive officer compensation that is included in this Management Proxy Circular. The HR&C Committee reviews our management resources and plans to ensure that we properly provide for appropriate succession planning for executives.

The HR&C Committee is also required to review its Charter on an annual basis and recommend any appropriate changes to the Board. This Committee met on five occasions in 2007. The full Charter of the HR&C Committee can be found on our web site under “Corporate Governance” at www.agrium.com.

Executive Compensation Consultants

The Committee engages, at the Corporation’s expense, external executive compensation consultants to assist the Committee in evaluating compensation for the Chief Executive Officer and the senior executives as a group and to advise the Committee independently on any matter within its mandate. The Committee Chair leads the selection of these outside consultants and advisors, and the Committee has the sole authority to retain and terminate such consultants or advisors, including the authority to approve their fees and other retention terms. The decisions made by the Committee are the responsibility of the Committee and reflect other factors and considerations as the Committee considers appropriate in addition to the information and recommendations provided by the external executive compensation consultants.

On February 21, 2007, the Board of Directors adopted a policy pursuant to which all other services of the external compensation consultants that may be requested by management that are not directly engaged by the HR&C Committee relating to executive compensation matters, or that are not directly engaged by the CG&N Committee regarding director compensation, require the written pre-approval of the HR&C Committee or the Chair of the HR&C Committee, pursuant to a delegation of authority that has been provided by the HR&C Committee to the HR&C Committee Chair, outlining the scope of the work. The Committee will not approve any such work that, in its view, could compromise the independence of the executive compensation consultants as advisors to the Committee.

Availability of Chair

The Chair of the HR&C Committee will be available at the meeting to answer Shareholders’ inquiries in the areas covered by the HR&C Committee’s mandate.

ENVIRONMENT, HEALTH & SAFETY COMMITTEE

S. A. Henry (Chair)
D. G. Devine
R. J. Horner
A. A. McLellan
F. W. Proto

Qualification of Members

The Board has determined that each member of the EH&S Committee is independent within the meaning of the CSA Rules and NYSE Listing Standards.

Charter

The EH&S Committee is responsible to assist the Board in fulfilling its oversight responsibilities relating to environment, health and safety. The EH&S Committee annually reviews and recommends to the Board for approval our Environment, Health & Safety Policy. The EH&S Committee monitors environmental, health and safety performance, compliance with legal and regulatory requirements, as well as applicable industry standards relating to environmental, health and safety matters, and reviews the strategies and methods used to improve our environmental, health and safety performance. The EH&S Committee also reviews our environmental, health and safety performance goals, management systems implementation, EH&S audit programs and plans, and the status of our remediation projects and provisions. It is the practice of the EH&S Committee to arrange at least one visit annually for our Board members to one of our facilities, which includes orientation sessions to personally acquaint members of the Committee and the Board with personnel and operations at our facilities. The EH&S Committee also reviews the methods of communicating our environmental, health and safety policies and procedures throughout the organization. The EH&S Committee meets separately with the Director, Environment, Health & Safety, and reports to the Board on such meetings. In addition, we have a corporate environment, health & safety committee composed of members of senior management and chaired by the Senior Vice President, Retail, which is responsible for ensuring that we conduct our activities and operate our facilities in an environmentally responsible manner and maintain the integrity of our health and safety policies.

The EH&S Committee is also required to review its Charter on an annual basis and recommend any appropriate changes to the Board. The EH&S Committee met on four occasions in 2007. The full Charter of the EH&S Committee can be found on our web site under “Corporate Governance” at www.agrium.com.

Availability of Chair

The Chair of the EH&S Committee will be available at the meeting to answer Shareholders’ inquiries in the areas covered by the EH&S Committee’s mandate.

APPENDIX “1” TO SCHEDULE “A”

CANADIAN CORPORATE GOVERNANCE REQUIREMENTS — CROSS REFERENCING GUIDE
National Instrument 58-101F1 — Corporate Governance Disclosure,
National Policy 58-201 — Corporate Governance Guidelines &
Multilateral Instrument 52-110 — Audit Committee Information

Corresponding Page Number in Agrium’s
Required Disclosure NI 58-101F1	Relevant Guideline from NP 58-201	Compliance	2008 Management Proxy Circular

1. Board of Directors	Meaning of Independence / Composition of the Board / Meetings of Independent Directors
1(a)-(g)	2.1; 3.1; 3.2; 3.3	Yes
• Our Corporate Governance
(p. A-2)

•   Board Composition and Independence (p. A-3)

•   Responsibilities of Board Chair
(p. A-5)

•   Board and Committee Attendance (p. A-8)

•   Board Meetings Independent of Management (p. A-11)

•   Election of Directors (p. 3-9)

2. Board Mandate	Board Mandate
2(a)	3.4(a)-(g); (i),(ii)	Yes	• Corporate Governance Practices and Guidelines (p. A-1)
• Our Corporate Governance (p. A-2)
• Board Charter (p. A-4)
• Expectations of Our Directors (p. A-5)
3. Position Descriptions	Position Descriptions
3(a)-(b)	3.5	Yes	• Responsibilities of Board Chair (p. A-5)
• Chief Executive Officer (p. A-11)
4. Orientation and Continuing Education	Orientation and Continuing Education
4(a)(i), (ii);(b)	3.6; 3.7	Yes	• Expectations of Our Directors (p. A-5)
• Board Orientation and Continuing Education (p. A-6)
5. Ethical Business Conduct	Code of Business Conduct and Ethics
5(a)(i), (ii) & (iii);(c)	3.8(a)-(f); 3.9	Yes	• Code of Business Conduct and Ethics (p. A-11)
• Expectations of Our Directors (p. A-5)
• Corporate Governance (p. 35)
• Corporate Governance Practices and Guidelines (p. A-1)
6. Nomination of Directors	Nomination of Directors
6(a)-(c)	3.10; 3.11; 3.12(A)-(B); 3.13; 3.14(a)-(c)	Yes	• Director Succession Planning (p. A-6)

Corresponding Page Number in Agrium’s
Required Disclosure NI 58-101F1	Relevant Guideline from NP 58-201	Compliance	2008 Management Proxy Circular

• Corporate Governance & Nominating Committee (p. A-14)
7. Compensation	Compensation
7(a)-(d)	3.15; 3.16; 3.17(a)-(c)	Yes	• Executive Compensation (p. 14-34)
• Our Corporate Governance (p. A-2)
• Compensation of Directors (p. A-9)
• Human Resources & Compensation Committee (p. A-15)
8. Other Board Committees
n/a	n/a	Yes	• Environment, Health and Safety Committee (p. A-16)
9. Assessments	Regular Board Assessments
n/a	3.18(a)-(b)	Yes	• Board Performance Evaluation (p. A-7)

	Corresponding Page Number in Agrium’s	Corresponding Page Number in Agrium’s
Required Disclosure MI 52-110F1	2008 Annual Information Form	2008 Management Proxy Circular

1. The Audit Committee’s Charter	• Audit Committee Charter (p. 26) and Schedule 16.1	• Audit Committee (p. A-12)
2. Composition of the Audit Committee	• Composition of the Audit Committee (p. 26)	• Audit Committee (p. A-12)
3. Relevant Education and Experience	• Relevant Education and Experience of Members of the Audit Committee (p. 27-28)	• Election of Directors (p. 3-9)
4. Reliance on Certain Exemptions	• n/a	• n/a
5. Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	• n/a	• n/a
6. Reliance on Section 3.8	• n/a	• n/a
7. Audit Committee Oversight	• n/a	• Audit Committee Oversight (p. A-12)
8. Pre-Approval Policies and Procedures	• Pre-Approval Policies and Procedures (p. 28)	• Pre-Approval Policies and Procedures (p. A-13)
9. External Auditor Service Fees (By Category)	• External Auditor Service Fees (By Category) (p. 29)	• Fees paid to KPMG LLP and External Audit Service Fees (By Category) (p. 10)

SCHEDULE “B”

BOARD OF DIRECTORS CHARTER

1.	Introduction

This Charter is intended to identify the specific responsibilities of the Board of Directors and thereby to enhance coordination and communication between the Board and management. The responsibilities identified here are to be carried out consistently with the principles stated in the Corporation’s Corporate Governance Guidelines and the Corporation’s Code of Business Conduct and Ethics. This Charter complements the Charters of the four Committees of the Board, as well as the respective Terms of Reference for the Board Chair, for the Committee Chairs, for Individual Directors, and for the Chief Executive Officer, all of which have been developed and approved by the Board.

2.	Duties and Responsibilities

(a) Primary Responsibility and Plenary Authority. The primary responsibility of the Board is to supervise the management of the Corporation so as to foster the long-term success of the Corporation consistent with the Board’s responsibility to the shareholders to maximize shareholder value. The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.

(b) Operations of the Board. The Board operates by delegating certain of its authority, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section 3. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

(i) planning its composition and size;

(ii) determining independence of Board members;

(iii) selecting its Chair;

(iv) nominating candidates for election to the Board;

(v) appointing Committees;

(vi) determining Director compensation;

(vii) periodically discussing matters of interest separate from and independent of any influence from management; and

(viii) assessing the effectiveness of the Board, Committees and Directors in fulfilling their responsibilities.

(c) Management and Human Resources. The Board has the responsibility to:

(i) appoint the Chief Executive Officer, and provide advice and counsel to the Chief Executive Officer in the execution of the Chief Executive Officer’s duties;

(ii) approve Terms of Reference for the Chief Executive Officer;

(iii) evaluate the Chief Executive Officer’s performance at least annually against agreed upon written objectives and, with only independent members of the Board present, determine and approve the Chief Executive Officer’s compensation level based on this evaluation, taking into account the views and recommendations of the Human Resources & Compensation Committee;

(iv) satisfy itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers are creating a culture of integrity throughout the organization;

(v) approve certain decisions relating to senior management, including the:

(A) appointment and discharge of executive officers;

(B) compensation and benefits for executive officers;

(C) acceptance by the Chief Executive Officer of any outside directorships on public companies (other than non-profit organizations) or any significant public service commitments; and

(D) employment, consulting, retirement and severance agreements, and other special arrangements proposed for executive officers;

(vi) take reasonable steps to ensure that succession planning and management development programs are in place, including:

(A) the succession plan for the Chief Executive Officer;

(B) a succession planning program with respect to other senior management, including a program to train and develop management;

(C) criteria and processes for recognition, promotion, training, development, and appointment of senior management are consistent with the future leadership requirements of the Corporation;

(vii) take reasonable steps to create opportunities to become acquainted with employees who have the potential to become members of senior management, including presentations to the Board by these employees, Director visits to their workplace, or interaction with them at social occasions; and

(viii) approve certain matters relating to all employees, including:

(A) the annual salary/incentive policies and programs for employees;

(B) new benefit programs or material changes to existing programs;

(C) material changes in retirement plans; and

(D) material benefits granted to retiring employees outside of benefits received under approved retirement plans and other benefit programs.

(d) Strategy and Plans. The Board has the responsibility to:

(i) adopt a strategic planning process, and participate with management, at least annually, in the development of, and ultimately approve, the Corporation’s strategic plan, taking into account, among other things, the opportunities and risks of the Corporation’s business;

(ii) approve the annual business plans that implement the strategic plan;

(iii) approve annual capital and operating budgets that support the Corporation’s ability to meet its strategic objectives;

(iv) approve the Corporation’s political donations policy;

(v) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

(vi) approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(vii) approve material divestitures and acquisitions;

(viii) monitor the Corporation’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances; and

(ix) review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Corporation’s strategy.

(e) Financial and Corporate Issues. The Board has the responsibility to:

(i) take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems;

(ii) monitor operating and financial performance relative to budgets and objectives;

(iii) review and approve the annual financial statements & notes, and related management’s discussion & analysis of financial condition and results of operations contained in the annual report, the annual information form, and the management proxy circular;

(iv) review and approve the quarterly financial results and approve the release thereof by management;

(v) declare dividends;

(vi) approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, and related prospectuses and trust indentures;

(vii) subject to confirmation by the shareholders of the Corporation at each annual meeting, appoint the external auditors for the Corporation and approve the auditor’s fees;

(viii) approve banking resolutions and significant changes in banking relationships;

(ix) approve appointments of, or material changes in relationships with, corporate trustees;

(x) approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Corporation; and

(xi) approve the commencement or settlement of litigation that may be expected to have a material impact on the Corporation.

(f) Business and Risk Management. The Board has the responsibility to:

(i) take reasonable steps to ensure that management identifies and understands the principal risks of the Corporation’s business, implements appropriate systems to manage these risks and achieves a proper balance between risk and returns;

(ii) receive, at least annually, reports from management on matters relating to, among others, ethical conduct, environmental management, and employee health and safety; and

(iii) review corporate insurance.

(g) Policies and Procedures. The Board has the responsibility to:

(i) develop the Corporation’s approach to corporate governance, including the development of the Corporate Governance Guidelines;

(ii) monitor compliance with the significant policies and procedures by which the Corporation is operated;

(iii) direct management to ensure that the Corporation operates at all times within applicable laws and regulations; and

(iv) review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

(h) Compliance Reporting and Corporate Communications. The Board has the responsibility to:

(i) adopt a communication or disclosure policy for the Corporation and take reasonable steps to ensure that the Corporation has in place effective communication processes with shareholders and other stakeholders and with financial, regulatory and other institutions and agencies as appropriate;

(ii) approve interaction with shareholders on all items requiring shareholder approval;

(iii) approve the content of the Corporation’s major communications to shareholders and the investing public, including any prospectuses that may be issued, and any significant information respecting the Corporation contained in any documents incorporated by reference in any such prospectuses;

(iv) take reasonable steps to ensure that the financial performance of the Corporation is accurately and fairly reported to shareholders, other security holders and regulators on a timely and regular basis, and in accordance with generally accepted accounting principles;

(v) take reasonable steps to oversee the timely reporting of any other developments that have a material impact on the Corporation; and

(vi) report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).

(i) Access to Independent Directors. The Board of Directors has established a procedure by which security holders may provide feedback directly to the independent directors as a group, and by which any interested party may communicate directly with the Board Chair and the independent directors. Interested parties may contact the Board Chair and the other independent directors as a group by contacting the Board Chair by sending by regular mail (or other means of delivery) to the corporate headquarters address of the Corporation a sealed envelope marked “Private and Strictly Confidential — Attention: Chair of the Board of Directors of Agrium Inc.” Any such envelope shall be delivered unopened to the Board Chair.

(j) Expectations and Responsibilities of Individual Directors. Each Director is responsible to provide constructive counsel to and oversight of management, consistent with a director’s statutory and fiduciary obligations to the Corporation. The specific expectations and responsibilities of individual directors are set out in the Individual Directors Terms of Reference which is attached hereto as Appendix 1 and incorporated by reference herein. The Individual Director Terms of Reference complement the Charters for the Board of Directors and each of the four Committees of the Board, as well as the Terms of Reference for a Committee Chair and the Board Chair, all of which are available on the Corporation’s web site under “Corporate Governance” at www.agrium.com.

3.	General Legal Obligations of the Board of Directors

(a) Legal Matters. The Board has the responsibility to:

(i) direct management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained;

(ii) approve changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

(iii) approve the Corporation’s legal structure, name, logo, mission statement and vision statement; and

(iv) perform such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

4.	Outside Consultants or Advisors

At the Corporation’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant’s or advisor’s fees and other retention terms.

5.	Review of Board Charter

The Board shall assess the adequacy of this Charter annually and shall make any changes deemed necessary or appropriate.

6.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Board may, in addition, perform such other functions as may be necessary or appropriate in the circumstances for the performance of its responsibilities.

APPENDIX “1” TO SCHEDULE “B”

TERMS OF REFERENCE FOR INDIVIDUAL DIRECTORS

1.	Introduction

These Terms of Reference are intended to identify specific responsibilities of individual members of the Board of Directors and thereby to enhance coordination and communication within the Board as well as between the Board and management. The responsibilities identified here are to be carried out consistently with the principles stated in the Corporation’s Corporate Governance Guidelines and the Corporation’s Code of Business Conduct and Ethics. These Terms of Reference complement the Charters for the Board and for the four Committees of the Board, as well as the respective Terms of Reference for the Board Chair and for the Chief Executive Officer.

2.	Responsibilities of Corporate Stewardship

Each Director has the responsibility to:

(a) advance the interests of the Corporation and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Corporation;

(b) exercise a director’s fiduciary obligations to shareholders and other stakeholders;

(c) provide constructive counsel to and oversight of management;

(d) preserve the confidentiality of non-public and proprietary information;

(e) be available as a resource to management and the Board; and

(f) demonstrate a willingness and availability for individual consultation with the Board Chair and the Chief Executive Officer.

3.	Responsibilities of Integrity and Loyalty

Each Director has the responsibility to:

(a) comply with the Corporation’s Code of Business Conduct and Ethics;

(b) disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and promptly thereafter, all potential conflicts of interest, so that a course of action can be determined to resolve any such conflicts before any interest of the Corporation is jeopardized;

(c) promptly inform the Corporate Secretary, upon undertaking any new significant interests or relationships not previously disclosed, of this change in potential conflicts of interest; and

(d) disclose to the Board Chair, in advance of any Board vote or discussion, if the Board or a Committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Corporation, so that consideration can be given to the Director’s abstention from discussion, abstention from voting, or other recusal.

4.	Responsibilities of Diligence

Each Director has the responsibility to:

(a) prepare for each Board and committee meeting by reading the reports and background materials provided for the meeting;

(b) attend meetings of the Board and Committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other, and make all reasonable efforts to attend the annual meeting of shareholders; and

(c) as necessary and appropriate, communicate with the Chair and with the Chief Executive Officer between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

5.	Responsibilities of Effective Communication

Each Director has the responsibility to:

(a) participate fully and frankly in the deliberations and discussions of the Board;

(b) encourage free and open discussion of the Corporation’s affairs by the Board;

(c) establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d) focus inquiries on issues related to strategy, policy, and results;

(e) respect the Chief Executive Officer’s role as the chief spokesperson for the Corporation and participate in external communications only at the request of, with the approval of, and in coordination with, the Chief Executive Officer; and

(f) indicate where appropriate, when conveying personal views in public, that his or her views are personal and do not represent the views of the Corporation or the Board.

6.	Responsibilities of Committee Work

Each Director has the responsibility to:

(a) participate on Committees and become knowledgeable about the purpose and goals of each Committee; and

(b) understand the process of committee work, and the role of management and staff supporting the Committee.

7.	Responsibilities of Knowledge Acquisition

Each Director has the responsibility to:

(a) become generally knowledgeable of the Corporation’s business and its industry;

(b) participate in Director orientation and continuing education initiatives developed by the Corporation from time to time;

(c) maintain an understanding of the regulatory, legislative, business, social and political environments within which the Corporation operates; and

(d) become acquainted with the senior managers and high potential candidates of the Corporation, including by visiting them in their workplace.

8.	Personal Characteristics

Each Director should possess the following personal characteristics and competencies in order to be considered for initial and continuing Board membership:

(a) demonstrated integrity and high ethical standards and an established reputation for honesty and ethical conduct;

(b) career experience, business knowledge, and sound judgment relevant to the Corporation’s business purpose, financial responsibilities, and risk profile;

(c) understanding of fiduciary duty;

(d) communication, advocacy, and consensus-building skills;

(e) experience and abilities that complement those of other Board members so as to enhance the Board’s effectiveness and performance; and

(f) willingness to devote sufficient time and energies to the work of the Board and its Committees.

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